
05009742

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Puma AG Rudolf Dassler

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 15 2005
THOMSON FINANCIAL

FILE NO. 82- 4369 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DAT : 7/15/05

82-4369

RECEIVED

2005 JUL [illegible] A [illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-04

2004
ANNUAL**REPORT**

PUMA®
puma.com

PUMA Year-on-Year Comparsion

	2004 € million	2003 € million	Deviation
Sales			
Brand sales	**2,016.6**	**1,691.5**	19.2%
Consolidated net sales	**1,530.3**	**1,274.0**	20.1%
Result of operations			
Gross profit	**794.0**	**620.0**	28.1%
Earnings before interest and tax (EBIT)	**365.0**	**263.2**	38.7%
Earnings before taxes (EBT)	370.7	264.1	40.4%
Net earnings	**257.3**	**179.3**	43.5%
Profitability			
Gross profit margin	**51.9%**	**48.7%**	3.2%
Return on sales before tax	**24.2%**	**20.7%**	3.5%
Return on sales after tax	**16.8%**	**14.1%**	2.7%
Return on capital employed (RoCE)	**167.8%**	**121.0%**	46.8%
Return on equity	**48.0%**	**46.8%**	1.2%
Balance sheet information			
Shareholders' equity	**535.8**	**383.0**	39.9%
- Ratio of equity to total assets	**57.6%**	**54.7%**	2.9%
Working capital	**148.4**	**155.7**	-4.7%
- in % of Net sales	**9.7%**	**12.2%**	-2.5%
Cashflow and investments			
Gross cashflow	**385.6**	**280.6**	37.4%
Free cashflow (before acquisiton)	**256.6**	**137.7**	86.3%
Investments (before acquisiton)	**43.1**	**27.0**	59.8%
Acquisition investment	**0.0**	**30.3**	
Value management			
Cashflow return on invest	**42.7%**	**43.5%**	-0.8%
Absolute value contribution	**222.3**	**166.3**	33.6%
Employees			
Employees on yearly average	**3,475**	**2,826**	23.0%
Sales per employee	**440.4**	**450.8**	-2.3%
PUMA share			
Stock exchange rate at year-end (in €)	**202.30**	**140.00**	44.5%
Earnings per share (in €)	**16.06**	**11.26**	42.7%
Free cashflow per share (in €)	**16.01**	**6.74**	137.5%
Equity per share (in €)	**33.37**	**23.85**	39.9%
Stock market value	**3,308**	**2,248**	47.1%
Average trading volume (amount/day)	**141,753**	**125,202**	13.2%

PUMA Group Development

Business phase	Momentum			Investment				Restructuring				
	2004 €million	2003 €million	2002 €million	2001 €million	2000 €million	1999 €million	1998 €million	1997 €million	1996 €million	1995 €million	1994 €million	1993 €million
Sales												
Brand sales[1]	**2,016.6**	1,691.5	1,380.0	1,011.7	831.1	714.9	647.4	622.5	594.0	577.2	554.2	541.3
- Change in %	19.2%	22.6%	36.4%	21.7%	16.2%	10.4%	4.0%	4.8%	2.9%	6.6%	2.4%	-
Consolidated sales	**1,530.3**	1,274.0	909.8	598.1	462.4	372.7	302.5	279.7	250.5	211.5	199.5	210.0
- Change in %	20.1%	40.0%	52.1%	29.3%	24.1%	23.2%	8.1%	11.7%	18.4%	0.7%	-5.0%	-
- Footwear	**1,011.4**	859.3	613.0	384.1	270.9	209.0	202.5	193.8	176.2	154.4	143.5	141.9
- Apparel	**416.0**	337.0	238.5	169.5	163.5	139.0	85.8	73.1	64.4	50.3	49.9	59.8
- Accessories	**102.9**	77.7	58.3	44.5	28.0	24.7	14.2	12.9	9.9	6.8	6.2	8.4
Result of operations												
Gross profit	**794.0**	620.0	396.9	250.6	176.4	141.7	108.2	102.3	94.0	79.0	69.5	62.8
- Gross profit margin	51.9%	48.7%	43.6%	41.9%	38.2%	38.0%	35.8%	36.6%	37.5%	37.4%	34.8%	29.9%
License and commission income	**43.7**	40.3	44.9	37.2	28.9	23.9	24.5	25.9	25.5	26.0	27.1	21.4
Operating result / EBIT	**365.0**	263.2	125.0	59.0	22.8	16.3	4.7	36.3	33.3	31.0	23.1	-26.2
- EBIT Marge	23.9%	20.7%	13.7%	9.9%	4.9%	4.4%	1.5%	13.0%	13.3%	14.7%	11.6%	-12.5%
Result before taxes on income / EBT	**370.7**	264.1	124.4	57.4	21.2	14.4	3.4	37.4	33.2	26.5	17.3	-35.4
- EBT Marge (Return on sales before tax)	24.2%	20.7%	13.7%	9.6%	4.6%	3.9%	1.1%	13.4%	13.2%	12.5%	8.7%	-16.8%
Consolidated group profit	**257.3**	179.3	84.9	39.7	17.6	9.5	4.0	34.6	42.8	24.6	14.9	-36.9
- Marge (Return on sales after tax)	16.8%	14.1%	9.3%	6.6%	3.8%	2.6%	1.3%	12.4%	17.1%	11.7%	7.5%	-17.6%
Expenses												
Expenses for marketing and retail	**214.6**	163.9	125.1	86.9	67.0	61.0	47.9	29.0	-	-	-	-
Cost of product development and design	**36.9**	29.9	24.2	19.9	18.2	15.2	15.2	7.3	-	-	-	-
Personnel expenses	**157.5**	126.6	103.0	81.1	64.4	51.5	41.3	35.2	-	-	-	-
Balance sheet composition and ratios												
Total assets	**929.6**	700.1	525.8	395.4	311.5	266.6	222.9	176.6	147.7	106.5	100.0	121.9
- in % of total assets	57.6%	54.7%	48.0%	44.7%	42.1%	42.1%	43.8%	54.7%	41.7%	-12.8%	-38.1%	-43.5%
Net working capital	**148.4**	155.7	114.0	110.3	78.8	76.6	70.6	69.6	21.2	17.8	6.6	34.1
- thereof: inventories	**201.1**	196.2	167.9	144.5	95.0	85.1	63.4	58.4	41.9	36.9	33.3	44.0
Cashflow												
Free cashflow	**256.6**	107.4	100.1	3.0	9.1	0.8	-12.1	-8.6	39.5	17.7	39.7	-4.6
Net cash position	**356.4**	173.8	94.3	-7.8	4.8	1.1	7.8	22.0	34.5	4.7	2.5	-50.7
Investment (incl. Acquisitions)	**43.1**	57.3	22.5	24.8	9.4	14.3	15.7	4.1	2.9	1.8	1.4	2.9
Profitability												
Gross profit margin	**48.0%**	46.8%	33.7%	22.5%	13.4%	8.5%	4.1%	35.8%	-	-	-	-
Return on sales before tax	**167.8%**	120.7%	81.1%	32.8%	20.6%	17.8%	6.8%	41.4%	-	-	-	-
Return on sales after tax	**42.7%**	43.5%	32.2%	20.3%	13.8%	11.1%	4.6%	18.3%	-	-	-	-
Additional information												
Orders on hand on Dec. 31	**822.6**	722.0	531.1	360.1	232.1	187.2	133.5	130.8	111.4	90.9	94.4	85.2
Number of employees on Dec. 31	**3,910**	3,189	2,387	2,012	1,522	1,424	1,145	1,078	807	745	703	714
Number of employees on yearly average	**3,475**	2,826	2,192	1,717	1,524	1,383	1,149	1,041	795	728	725	1,012
PUMA share												
Price of the PUMA share on Dec. 31	**202.30**	140.00	65.03	34.05	12.70	17.20	11.25	18.61	26.29	18.41	14.93	7.75
Earnings per share (in €)	**16.06**	11.26	5.44	2.58	1.14	0.62	0.26	2.25	1.98	1.76	1.06	-2.63
Average outstanding shares (in million)	**16.025**	15.932	15.611	15.392	15.390	15.390	15.390	15.390	15.390	14.000	14.000	14.000
Number of shares on Dec. 31 (in million)	**16.062**	16.059	15.846	15.429	15.390	15.390	15.390	15.390	15.390	14.000	14.000	14.000

1) including sales of licensees







Dear Fellow Shareholder,

2004 was another remarkable year in the development of our company and brand. Our financial results continued to outperform the industry by any measure and we enhanced PUMA's position as a brand icon at the epicenter of today's overlapping worlds of Sport, Lifestyle and Fashion. At the same time, we took many steps toward ensuring that our organization is capable of handling the increased demands of success and provides a solid foundation for PUMA's long-term plans.

In many ways, 2004 was a year of both financial continuation and new milestones. Our branded sales grew for the 11th straight year, reaching over €2 billion for the first time. Consolidated sales grew 20% to €1.5 billion, marking the 10th consecutive year of growth. Our gross profit margin substantially outpaced the industry at 51.9%, marking the first time in industry history (as far as we can tell) that one of the major companies recorded a full year GPM over 50%. Net earnings, which improved faster than sales for the 6th consecutive year, increased 44%. We're quite pleased that our consistency over the past several years is now just as noteworthy as our 2004 record results.

Most importantly, we delivered value to your investment in PUMA. Our return on equity once again led the industry by a substantial margin at 48%. The end result of our financial performance was an appreciation of 45% in your share price in 2004. Since we initiated Phase II of PUMA's long-term growth strategy in 1998, the PUMA share has risen from €11.25 to €202.30 at the end of 2004.

We have been able to generate these returns in part by giving PUMA a voice that has helped to define the concept of Sportlifestyle, and 2004 provided several opportunities to reaffirm our category leadership. The Summer Olympics provided a world stage for us to show that the tiny island nation of Jamaica not only produces some of the fastest humans in the world, but also enjoys a distinctive cultural blend of sport and fun. Earlier in the summer our partnership with the Italian National Team led our marketing efforts at the European Football Championships, where the Azzuri played along with three other PUMA-sponsored teams – Czech Republic, Switzerland and Bulgaria. In our "Two Sides, One Goal" campaign, we focused on the role that the fans play in supporting their team. Towards the end of 2004 we formed partnerships with seven-time Formula One world champion Michael Schumacher and the Ferrari team, which are kicking into high gear in 2005. And with their reputation for tradition, design, Italian flair, performance and luxury, Ferrari is yet another perfect fit with the PUMA brand.

Meanwhile, our overall brand campaign, "Hello", evolved in 2004 to incorporate PUMA-sponsored athletes in the ads. Shot by well-known fashion photographer Juergen Teller, "Hello" provides depth to our brand message by communicating layers of emotion and spontaneity while simultaneously reaffirming PUMA's relevance to top-level athletes in a brand-appropriate way. Of course, the common thread between these campaigns is that they all support PUMA's values: A new way of looking at sport, discovery, performance, design, spontaneity, imagination, innovation, and very importantly, individuality.

Some of PUMA's achievements in 2004 with which I am most pleased are the ones you rarely, if ever, hear about: The transformations in our organization and operations creating the framework that will enable PUMA to handle tomorrow's demands. Over the past year we continued to focus on our distribution strategy, finding ways to improve even further an already sophisticated and successful system. We also made significant organizational changes in order to streamline our product development process. And we introduced a new global supply chain information technology system that allows us to substantially improve our speed-to-market and inventory management.

In other words, we have taken advantage of our momentum to make the necessary improvements to provide PUMA with a rock-solid foundation for future growth. Of course, it is a testament to our outstanding team that it has taken these steps while seamlessly managing our development over the past several years – no small feat.

Though steeped in history, PUMA is a place where retrospection of this sort is rare and brief. Instead, we continue to look ahead with excitement about our many opportunities to further develop our brand and organization – while always being aware of the risks involved. We have significant untapped potential in the world's largest sportswear market – the United States. The rise of a more expressive and aspirational consumer culture in emerging Asian markets leaves us optimistic about our long-term growth prospects in the region. And our apparel and accessories products are just beginning to establish the same strong point-of-difference that enabled our footwear to reinvent the category.





But perhaps above all, we are optimistic because Sportlifestyle has proven to not merely be sustainable, but in fact to be a rapidly evolving integral part of a global culture. Increasingly, consumers are regarding sport as something deeper than competition or hero-worship, and more as a philosophy or lifestyle that has a direct connection to their personal values, aesthetics and aspirations. And PUMA is well positioned to continue leadership of this expanding segment.



It is clear that the future still holds considerable opportunity for PUMA as a strong global brand in the international market. But our success is far from assured. After all, our end objective is simply stated but difficultly achieved: We aim to outperform the industry, not just today but also in the long run. And our industry is highly competitive with new challenges constantly arising from competitors and the market itself. Our results have given us excellent strategic flexibility as we progress towards the completion of Phase III and in preparation of Phase IV of the company's developement plan.





Best regards,



Jochen Zeitz





Brand - „to be the most desirable Sportlifestyle brand"





Corporate - „to be the first truly virtual sports company"







Management Report














PUMA

Sustained Positive Development of Sales and Earnings

In the 2004 financial year PUMA continued the positive development of previous years and expanded its position as an desirable Sportlifestyle brand even further. The financial targets set at the beginning of the year were significantly exceeded. The financial year closed with double-digit growth for the sixth consecutive year. For the first time, worldwide brand sales reached the € 2 billion mark with a currency-adjusted increase of over 21%. Consolidated sales rose to 23% and reached a new record high of over € 1.5 billion. In addition to the extraordinary sales growth, the gross profit margin likewise climbed to a new record high of almost 52%. Pre-tax profit reached € 371 million, growing faster than sales for the sixth consecutive year. Earnings per share jumped from € 11.26 to € 16.06. At year-end, PUMA's share was listed at € 202.30. This corresponds to another significant value increase of 45% compared to the price at the end of the previous year.

Development of the World Economy

According to a value assessment of the "Kiel Institute for World Economics," the world economy maintained its upswing in 2004 but lost some momentum from the spring onward. This weakening is attributable in part to a tightening of previously expansive economic policy. Although the impetus of US fiscal policy had lost most of its momentum, monetary conditions nevertheless remained clearly positive. China took administrative measures to slow down the excessive economic boom. Economic activities were additionally dampened by the steep rise in oil prices. However, the negative effects of oil price increases were buffered by economic expansion in various regions of the world.

The economic recovery also continued in the Euro zone over the course of the year. Real gross domestic product grew faster than in the second half of 2003. In general, however, development in the Euro Zone differed significantly from country to country.

The major sports events in the year 2004 also had a positive impact on the sporting goods industry. Despite limited consumer spending, additional growth was reported in nearly all markets. Overall, PUMA has achieved strong global positioning as a Sportlifestyle brand, resulting in a competitive advantage and enabling adaptation to constantly changing market conditions. The selective distribution strategy will anchor and further expand the desirability of the brand.

Strategy of the PUMA Group

The course was set for lasting future success as early as 1993; in subsequent years, the strategic development of the brand was implemented by means of systematic corporate planning. The focus of Phase I (1993-1997) was on restructuring with the aim of establishing a sound financial base for the future. The main emphasis of Phase II was on brand investment and the transformation from a traditional sporting goods manufacturer to a Sportlifestyle Group.

Following the successful completion of Phases I and II, the year 2002 saw the rollout of Phase III of corporate planning a year earlier than originally planned. The goal of Phase III is to achieve full utilization of the brand potential by further increasing the desirability of the brand.

The main cornerstones of strategic corporate planning during Phase III (2002-2006) are:


PUMA

Brand

With its successful positioning as a unique Sportlifestyle brand, PUMA wants to get a clear edge over competition.



Marketing

Unconventional and creative concepts ensure the seamless interplay of elements from sports, lifestyle and fashion that give the brand its unique image.


Basic Styles
Sport Lifestyle
Luxury Sports

Product and Market Segmentation

With clear product and market segmentation, PUMA is able to appeal equally to athletes as well as lifestyle consumers. PUMA incorporates influences from the entire spectrum of Sportlifestyle to develop creative and innovative products. From a marketing perspective, PUMA responds to the different requirements of consumers in four product stations.


SPORT
SPORTLIFESTYLE

Distribution

A selective distribution policy ensures that the various products reach their respective consumer group.



Retail

The targeted expansion of PUMA's own retail outlets is a component of the company's strategic planning and offers an ideal platform for presentation of the brand and its products. Moreover, PUMA benefits from direct contact with end consumers.


Cashflow Return (CFROI)
Gross Investment Basis (GIB)

Profitability and Value-Based Management

Profitability and sustained increase in corporate value provides the standards for strategic and operative decisions.

Sales

Global Brand Sales Set New Record at € 2 billion

PUMA's worldwide brand sales, which include consolidated and license sales, rose (currency-adjusted) by 21.3% or, in Euro, by 19.2% to over € 2 billion in 2004.



Worldwide sales
(million €)
2,400
2,000
1,600
1,200
800
400
0
2000
2001
2002
2003
2004
Licensees
PUMA Group

Footwear sales improved by 14.8% to € 1,127.1 million (currency-adjusted 17.4%) Apparel sales by 22.4% to € 710.4 million (currency adjusted 25%), and Accessories by 38.4% to € 179.2 million (currency-adjusted 40.6%).

The individual segments contributed to worldwide sales as follows: Footwear 55.9% (58.0%), Apparel 35.2% (34.3%) and Accessories 8.9% (7.7%).



Worldwide sales by product segments
(million €)
2,400
2,000
1,600
1,200
800
400
0
2000
2001
2002
2003
2004
Accessories
Apparel
Footwear

In regional sales, Europe contributed to worldwide sales with a share of 57.1% (56.4%), America with 17.7% (17.7%), Asia/Pacific with 22.8% (23.9%), and Africa/Middle East with 2.5% (2.0%).



Worldwide sales by regions
(million €)
2,400
2,000
1,600
1,200
800
400
0
2000
2001
2002
2003
2004
Africa/Middle East
Asia/Pacific Rim
America
Europe

Consolidated Sales up by 23%

PUMA closed 2004 with yet another record and succeeded in raising its consolidated sales to a level that was once again significantly above the industry average. Currency-adjusted consolidated sales rose by 22%. In Euro, the increase was 20%, from € 1,274.0 million to € 1,535.0 million.



Consolidated sales
(million €)
2004
2003
1,274.0
2002
909.8
2001
598.1
2000
461.5
0
400
800
1,200
1,600

Strong Growth in all Segments

Sales in the largest segment, **Footwear**, were up 17.7%, climbing from € 859.3 million to € 1,011.4 million, which corresponds to a currency-adjusted increase of 20.3%. With a 66.1% share of consolidated sales, Footwear continued to be the largest product segment.

In particular, the three main categories, Teamsport, Running and Motorsport, were significant value drivers in the Footwear segment. The strongest growth was achieved in the Running category, where sales more than doubled. Teamsport products likewise demonstrated impressive development with significant double-digit growth. Strong growth was also reported in the Motorsport category. As anticipated, Heritage/Originals were below the previous year's level and in line with the general development in this category.



Consolidated sales by product segments
(million €)
1,600
1,200
800
400
0
2000
2001
2002
2003
2004
Accessories
Apparel
Footwear

As expected, **Apparel** contributed significantly to the growth in sales. Sales were up 23.5%, rising from € 337 million to € 416 million. This corresponds to a currency-adjusted increase of 26.1%. The 27.2% share of consolidated sales underscores the growing importance of the Apparel segment. Apart from Heritage/Originals, all categories developed very positively.

Accessories sales, consisting mainly of bags, balls and sport accessories, were up 32.4%, moving from € 77.7 million to € 102.9 million and contributing 6.7% to consolidated sales. The currency-adjusted sales increase was 34.6% and the highest growth within the product segments.

Further Expansion of Retail Operations

The expansion of the Group's retail operations successfully continued in the financial year. Overall, in 2004, nineteen new concept stores (Sport Boutiques) were opened worldwide. Thus, at the year-end, PUMA had over 46 Concept Stores (including 9 stores operated by licensees). In addition, the Group also operates sport stores and factory outlets, thereby ensuring the regional availability of PUMA products and the controlled sale of discontinued merchandise. The share of retail sales in consolidated sales was up to 11% compared to 8.7% in the previous year.


Retail sales
(million €)
200
150
100
50
0
12%
9%
6%
3%
0%
2000
2001
2002
2003
2004
% of total sales
Retail sales

Growth in License Sales

PUMA issues licenses for various product segments and geographic markets. These license sales are generated outside the PUMA Group and belong to the worldwide brand sales, together with consolidated sales. License sales in 2004 rose from € 417.5 million to € 486.2 million. This corresponds to an increase of 15.5%, or 17.2% before currency changes. Adjusted for the license revenue in Japan up to the takeover as of April 1, 2003, sales in the field of licenses grew by as much as 27.5%.

The royalty and commission income from license sales rose by 8.3% to € 43.7 million, compared to € 40.3 million in the previous year, or by 17.6% after adjusting for the Japan effect.


License sales,
Royalty in %
(million €)
600
500
400
300
200
100
0
12%
10%
8%
6%
4%
2%
0%
2000
2001
2002
2003
2004
Royalty in %
License sales

Results of Operations

Management Income Statement	2004		2003		+/- %
	€ million	%	€ million	%	
Consolidated Sales	**1,530.3**	100.0%	**1,274.0**	100.0%	**20.1%**
Cost of material	**736.4**	48.1%	**654.0**	51.3%	**12.6%**
Gross profit	**794.0**	51.9%	**620.0**	48.7%	**28.1%**
Royalty and commission income	**43.7**	51.9%	**40.3**	3.2%	**8.3%**
Selling, general and administrative expenses					
Marketing/Retail expenses	**214.6**	14.0%	**163.9**	12.9%	**30.9%**
Research, design and developement	**36.9**	2.4%	**29.9**	2.3%	**23.3%**
Other expenses	**202.0**	13.2%	**183.3**	14.4%	**10.2%**
Total	**453.4**	29.6%	**377.1**	29.6%	**20.2%**
EBITDA	**384.2**	25.1%	**283.3**	22.2%	**35.6%**
Depreciation	**19.3**	1.3%	**20.1**	1.6%	**-4.1%**
EBIT	**365.0**	23.9%	**263.2**	20.7%	**38.7%**
Financial result	**5.7**	0.4%	**0.9**	0.1%	**540.7%**
EBT	**370.7**	24.2%	**264.1**	20.7%	**40.4%**
Income taxes	**111.7**	7.3%	**84.2**	6.6%	**32.6%**
Tax rate	30.1%		31.9%		
Minority interests	**-1.7**	-0.1%	**-0.6**	0.0%	
Net earnings	**257.3**	16.8%	**179.3**	14.1%	**43.5%**
Weighted average shares outstanding (million)	16.025		15.932		0.6%
Weighted average shares outstanding, diluted (million)	16.353		16.449		-0.6%
Earnings per share in €	16.06		11.26		42.7%
Earnings per share, diluted in €	15.74		10.90		44.3%

Gross Profit Margin Sets New Record

The gross profit margin is a particularly important indicator of the company's positive development. As a percentage of sales, the margin in the 2004 reporting year climbed to a new record high of 51.9%, up from the previous year's level of 48.7%. This means an improvement of 320 basis points and a significant increase in comparison with the level projected at the beginning of the year. It was the highest gross profit margin in company history, which positions the company at the upper end of the margin spread within the sporting goods industry. In addition to the strong desirability of the brand, this development is also attributable to favorable exchange rates, an beneficial product mix and an increased share of company-owned retail operations. In absolute figures, gross profit was up by a total of 28.1%, rising from € 620.0 million to € 794 million.

The margin in Footwear climbed from 49.5% to 53.1%, Apparel showed an improvement from 47.1% to 49.7% and Accessories reported a margin of 49.6% compared to 46.6% in the previous year.

Regional development was as follows: In Europe, the gross profit margin rose from 51.3% to 54.1%, in the Americas from 44.6% to 49.3%, in Asia/Pacific from 44.4% to 48.1%, and in Africa/Middle East from 27.4% to 34.4%.


1,000
800
600
400
200
0
55%
50%
45%
40%
35%
30%
2000
2001
2002
2003
2004
Gross profit margin
Gross profit
Gross profit/ Gross profit margin (million €)

Cost Ratio at 29% of Sales

In all, operating expenses, consisting of selling, general and administrative expenses, rose by 20.2% to € 453.4 million. Despite further investments in company-owned retail operations, it was possible to maintain the cost ratio as a percentage of sales at the previous year's level of 29.6%.

Due to the further expansion of the company's retail operations and investments required for branding, retail and marketing costs rose by 30.9% to € 214.6 million. As a percentage of sales, this corresponds to a cost ratio of 14% compared to 12.9% in the previous year. Product development and design expenses remained nearly constant at 2.4% of sales, moving from € 29.9 million to 36.9 million in absolute figures, which corresponds to an increase of 23.2% compared to the previous year.

Other selling, general and administrative expenses were up 10.2% to € 202 million, but could be further reduced from 14.4% to 13.2% as a percentage of sales.



45%
35%
25%
15%
2000
2001
2002
2003
2004
Operating expenses
in % of sales

Depreciation and Amortization

Depreciation and amortization decreased slightly from € 20.1 million to € 19.3 million. Depreciation recorded in the previous year included extraordinary write-downs totaling € 5.2 million. After adjusting for these special effects, depreciation increased from € 14.9 million to € 19.3 million. The increase mainly comprised of investments in company-owned retail operations. Goodwill amortization totaled € 1.7 million (previous year: € 4.8 million).

Further Increase in Profitability

A sales increase, gross profit margin expansion and an unchanged cost ratio in comparison with the previous year led to a sustained improvement in profitability. Operating profit grew by 38.7% from € 263.2 million to € 365 million. Thus, the high operating margin was not only maintained but even grew in comparison with the previous year, rising from 20.7% to 23.9% of sales. All regions contributed to the sustained increase in operating profit. Europe climbed from 25.2% to 28.7% of regional sales, America from 16.6% to 19.8%, Asia/Pacific from 17.7% to 21.9%, and Africa/Middle East to 8.6% after being 3.1% in the previous year.



Operating profit (EBIT)
(million €)
500
400
300
200
100
0
25%
20%
15%
10%
5%
0%
2000
2001
2002
2003
2004
in % of sales
Operating profit

Interest income was up significantly from € 0.9 million to € 5.7 million. This corresponds to a 2.3% rate of return of average net cash funds compared to 0.8% in the previous year.

Tax expenses rose from € 84.2 million to € 111.7 million. There was a further drop in the average tax rate from 31.9% to 30.1%.

Profit above Expectations

In 2004, net earnings grew faster than sales for the sixth consecutive year. With an increase of 43.5%, net profit reached an all-time high of € 257.3 million, compared to € 179.3 million in the previous year. This result again exceeded management's expectations. The net rate of return of 14.1% was successfully increased to 16.8%. Earnings per share saw a 42.6% jump from the previous year's level of € 11.26 to € 16.06.

Dividend

At the Annual Meeting on March 30, 2005, the Board of Management will propose a dividend distribution of € 1.00 per share from the retained earnings of PUMA AG (previous year: € 0.70 per share). This yields a total dividend distribution of € 16.1 million, after € 11.2 million in the previous year, or an increase of 45%.



Earnings/
Dividend per share
(in €)
20.00
15.00
10.00
5.00
0.00
1.00
0.75
0.50
0.25
0.00
2000
2001
2002
2003
2004
Dividend
Earnings

Regional Development

Good Results in all Regions

European sales were up significantly by 17.6%, climbing from € 852.3 million to € 1,002.2 million. Nearly all markets in the region developed very positively, reporting double-digit growth. Europe contributed a total of 65.5% of consolidated sales.


Europe sales
(million €)
1,200
1,000
800
600
400
200
2000
2001
2002
2003
2004

As expected, the strongest growth was achieved in Apparel, where sales rose by 26.6%. Footwear and Accessories also reported strong growth of 14.8% and 6.4%, respectively. The continued expansion of the Group's own retail operations likewise had a positive effect on sales.

Once again, profitability increased significantly in Europe. The gross profit margin climbed from 51.3% to a new high of 54.1% and the operating margin (EBIT) rose from 25.2% to 28.7%. Orders on hand reached a new high of € 567.4 million at the end of 2004. This corresponds to an increase of 9.4% compared to the previous year.

Regional sales in **America** increased 18.7%, rising from € 255.0 million to € 302.6 million. In US dollars this is an increase of 29.6%. America contributed 19.8% of consolidated sales. All product segments contributed to this success. Currency-adjusted, Footwear increased 30.3% (19.2% in Euro), Apparel by 21.8% (11.5%) and Accessories by 86.1% (73%).
Once again, significant new growth of 20.6% (in USD) was reported in the US market. Here, sales rose from USD 255.4 million to USD 307.9 million.


USA sales
(million $)
400
300
200
100
0
2000
2001
2002
2003
2004

America also achieved a significant increase in profitability. The gross profit margin climbed by 470 basis points, moving from 44.6% to 49.3%. The operating margin increased from 16.6% to 19.8%. Once again, the currency-adjusted orders volume increased 43.4%, (19.4% in Euro) to € 137.1 million. Orders on hand for the US market grew by 34.2% to USD 160 million.

Asia/Pacific sales were € 181 million or 31.6% higher than the previous year's level of € 137.5 million, which corresponds to a currency-adjusted increase of 28.1%. Without the effects from the initial consolidation of PUMA Japan (April 1, 2003), sales rose by 11.8%. The Asia/Pacific region contributed 11.8% to consolidated sales. Footwear sales increased by 26.9%, Apparel by 15%, and Accessories by as much as 70.3%. Next to Japan (Footwear and Accessories), Australia, New Zealand and the Pacific Islands also contributed to consolidated sales. Apparel sales in Japan and all other markets in this region are recorded under license sales.


Asia/Pacific Rim sales
(million €)
200
150
100
50
0
2000
2001
2002
2003
2004

The gross profit margin in this region improved by 3.7 percentage points, moving from 44.5% to 48.1%, and the operating margin rose from 17.7% to 21.9%. As of December 31, 2004, orders on hand were up 23% to € 82.8 million, showing a significant increase over the previous year's level.

In **Africa/Middle East** consolidated sales increased significantly by 52.6%, moving from € 29.2 million to € 44.5 million. The region thus contributes 2.9% to consolidated sales. All product segments reported significant growth: Accessories grew by 114.6%, Apparel by 92.9% and Footwear by 41.5%.

The Africa/Middle East region also contributed to company profits with a significant increase in profitability. The gross profit margin climbed from 27.4% to 34.4%, and the operating margin went up to 8.6% from 3.1% in the previous year. As of December 31, 2004, orders on hand improved by 65.5%, amounting to € 35.2 million.


Africa/Middle East sales
(million €)
50
40
30
20
10
0
2000
2001
2002
2003
2004

Net Assets and Financial Postition

Consolidated Balance Sheet Structure	2004		2003		+/- %
	€ million	%	€ million	%	
Cash and cash equivalents	369.3	39.7%	190.6	27.2%	93.8%
Inventories	201.1	21.6%	196.2	28.0%	2.5%
Accounts receivables	189.6	20.4%	175.6	25.1%	8.0%
Other short-term assets	0.3	0.0%	1.9	0.3%	-85.6%
Total current assets	**760.3**	81.8%	**564.3**	80.6%	34.7%
Deferred income taxes	**51.6**	5.6%	**36.5**	5.2%	41.6%
Long-term assets	**117.7**	12.7%	**99.4**	14.2%	18.4%
Total assets	**929.6**	100.0%	**700.1**	100.0%	32.8%
Bank borrowings	12.9	1.4%	16.8	2.4%	-23.0%
Other liabilities	269.8	29.0%	204.8	29.3%	31.8%
Total current liabilities	**282.8**	30.4%	**221.6**	31.7%	27.6%
Pension	21.2	2.3%	18.5	2.6%	14.2%
Tax provision	33.7	3.6%	27.1	3.9%	24.5%
Other provisions	53.8	5.8%	49.0	7.0%	9.8%
Provisions	**108.7**	11.7%	**94.6**	13.5%	14.9%
Long-term interest bearing borrowings and minorities	**2.4**	0.3%	**0.8**	0.1%	196.0%
Shareholders' equity	**535.8**	57.6%	**383.0**	54.7%	39.9%
Total liabilities and shareholders' equity	**929.6**	100.0%	**700.1**	100.0%	32.8%
Working capital	**148.4**		**155.7**		-4.7%
- in % of sales	**9.7%**		**12.2%**		

Equity Ratio at 57.6%

Once again, the capital structure was successfully improved in 2004. Despite the 32.8% increase in the balance sheet total from € 700.1 million to € 929.6 million, the equity ratio was up from 54.7% to 57.6%. This development underscores the strong financial position of the PUMA Group.



Balance sheet total/
Equity ratio
(million €)
1.000
800
600
400
200
0
60%
55%
50%
45%
40%
35%
2000
2001
2002
2003
2004
Equity ratio
Balance sheet total

Further Improvement in Liquidity

As a result of the strongly improved cashflow, cash and cash equivalents almost doubled to € 369.3 million. Concurrently, bank debt was reduced from € 16.8 million to € 12.9 million. As a result, net liquidity improved from € 173.8 million to € 356.4 million.

Working Capital Again Improved

Working capital amounted to 9.7% of sales after 12.2% in the previous year. In absolute figures, the working capital declined by 4.7% at year-end, falling from € 155.7 million to € 148.4 million. This development, which surpassed expectations, is primarily due to marginal inventory build-ups. A higher amount of merchandise was received in December 2003, whereas the year-end 2004 indicates a shift to January 2005. The calculation of working capital includes inventories, plus current receivables, less current non-interest-bearing liabilities and provisions, to the extent attributable to the operational area.



Working capital
(million €)
160
120
0
20%
15%
10%
5%
0%
2000
2001
2002
2003
2004
In % of sales
Working capital

Inventories were up by 2.5% to € 201.1 million and receivables rose by 8% to € 189.6 million. This development confirms PUMA's systematic and effective working capital management.

Cashflow

Cashflow	2004	2003	+/- %
	€ million	€ million	
Earnings before taxes on income	370.7	264.1	40.4%
Non cash effected expenses and income	14.9	16.5	-10.0%
Gross cashflow	**385.6**	**280.6**	**37.4%**
Change in current assets, net	0.5	-24.8	-102.1%
Taxes and other interest payments	-100.3	-90.8	-
Net cash from operating activities	**285.7**	**165.0**	**73.1%**
Net cash used in investing activities	**-29.2**	**-57.6**	-49.4%
Free cashflow	**256.6**	**107.4**	138.9%
Free cashflow before acquisition cost	**256.6**	**137.7**	86.3%
- in % of sales	**16.8%**	**10.8%**	-
Net cash used in financing activities	**-70.8**	**-23.4**	202.9%
Effect on exchange rates on cash	-7.0	-7.0	-0.1%
Change in cash and cash equivalents	178.8	77.0	132.2%
Cash and cash equivalents at beginning of financial year	190.6	113.6	67.8%
Cash and cash equivalents at year-end	**369.3**	**190.6**	93.8%

Free Cashflow at New Record High

Due to the strong increase in pre-tax earnings, the gross cashflow increased by 37.4%, climbing from € 280.6 million to € 385.6 million.


Gross Cashflow
(million €)
400
300
200
100
0
2000
2001
2002
2003
2004

Despite a marked increase in business volume, effective working capital management enabled the release of € 0.5 million in net current assets in comparison with the € 24.8 million requirement in 2003. Taxes, interest and other payments accounted for a total of € 100.3 million (previous year € 90.8 million), which include subsequent tax payments for the previous year to the amount of € 22.4 million. The total cash provided by operations increased by 73.1% to € 285.7 million.

In all, investments totaled € 29.2 million (net) compared to € 57.6 million in the previous year. Gross capital expenditure amounted to € 43.1 million, of which € 22.2 million is attributable to the strategic expansion of retail operations. The free cashflow increased significantly from € 137.7 million (before acquisition costs) to € 256.6 million and from 10.8% to 16.8% of sales, thus exceeding the expectations of Management.


Free Cashflow
(million €)
300
200
100
0
2000
2001
2002
2003
2004
free cashflow before acquisition
free cashflow

Value-Based Management

Only those who earn a rate of return above their cost of capital will succeed in achieving a sustained increase in corporate value. In keeping with this principle, PUMA has implemented a system of value-based management.



%
value added
profitable growth
Ø capital cost
loss-making growth
investment

Value Contribution

The measurement of return on capital is based on the cashflow return on investment ("CFROI"), which, in simplified terms, is calculated as the gross cashflow divided by the gross investment base. The gross investment base is the total amount of available funds and assets before accumulated depreciation and amortization.

The absolute value contribution corresponds to the difference, multiplied by the gross investment base, between the return on capital (CROI) and cost of capital (WACC). A positive value contribution is earned when the return on capital is greater than the cost of capital.

Calculation of CFROI and Value Contribution

million €	**2004**	**2003**	**2002**	**2001**	**2000**
Earnings after tax	259.0	179.9	84.7	40.2	17.6
+ Depreciation and amortization	19.3	20.1	12.5	8.4	6.8
+ Interest expenses	1.3	1.4	2.5	3.6	3.8
Gross cashflow	**279.6**	**201.4**	**99.6**	**52.1**	**28.1**
Monetary assets	559.9	367.8	250.0	156.0	152.9
- Non interest-bearing liabilities	287.7	253.0	225.9	154.4	125.8
Net liquidity	272.1	114.9	24.1	1.6	27.1
+ Inventroy	201.1	196.2	167.9	144.5	95.0
+ Fixed assets at prime cost	135.8	107.6	88.1	77.0	51.9
+ Intangible assets at prime cost	46.1	44.6	29.2	28.2	11.0
Gross investment basis	**655.1**	**463.3**	**309.3**	**251.3**	**185.0**
Cashflow return on investment (CFROI)	**42.7%**	**43.5%**	**32.2%**	**20.7%**	**15.2%**
CFROI - WACC	**33.9%**	**35.9%**	**23.2%**	**12.1%**	**7.3%**
Absolute value contribution	**222.3**	**166.3**	**71.7**	**30.4**	**13.5**

Cost of Capital

Cost of capital represents the minimum rate of return that must be earned by invested capital in order to create value. The weighted average cost of capital (WACC) is calculated in order to simulate an adequate market rate of return. The cost of capital is calculated as the weighted average of the cost of equity and borrowed capital.

Calculation of Weighted Average Capital Costs (WACC)

	2004	2003	2002	2001	2000
Riskfree interest rate	4.3%	4.3%	4.3%	4.9%	4.9%
Market premium	5.0%	5.0%	5.0%	5.0%	5.0%
Beta (M-DAX, 24 month)	0.9	0.7	1.0	0.9	0.9
Cost of stockholders' equity	**8.8%**	**7.6%**	**9.3%**	**9.4%**	**9.4%**
Riskfree interest rate	4.3%	4.3%	4.3%	4.9%	4.9%
Credit risk premium	3.0%	3.0%	3.0%	3.0%	3.0%
Tax shield	30.5%	31.9%	32.0%	30.1%	30.1%
Cost of liabilities after tax	**5.0%**	**4.9%**	**5.0%**	**5.6%**	**5.6%**
Calculation					
Market capitalization	3,249	2,248	1,030	524	195
Share of equity	**100.0%**	**99.0%**	**93.7%**	**79.5%**	**61.3%**
Calculated liabilities	0	22	69	135	123
Share of liabilities	**0.0%**	**1.0%**	**6.3%**	**20.4%**	**38.5%**
WACC after tax	**8.7%**	**7.6%**	**9.0%**	**8.6%**	**7.9%**

Prior years were adjusted according to the new methodology

Continued Value Increase

The sustained positive development is also evidenced in PUMA's value increase.

As a result of the successful year 2004, gross cashflow (after tax) rose from € 201.4 million to € 279.6 million, an increase of 38.8%.

Gross investment increased 41.4%, from € 463.3 million to € 655.1 million, while net liquidity rose from € 114.9 million to € 272.1 million, or by 136.9%.


Absolute value contribution (million €)
250
200
150
100
50
0
2000
2001
2002
2003
2004

The cashflow return on investment (CFROI) in 2004 was 42.7% compared to 43.5% in the previous year. In consideration of the cost of capital, the absolute value contribution, i.e., the economic value added, rose to € 222.3 million (previous year: € 166.3 million).

Product Development and Design

PUMA's Product Philosophy

PUMA's independent and unique product philosophy enables it to adapt and respond to new challenges. Through the successful interplay of creative influences from the world of sports, lifestyle and fashion, PUMA inspires a broad range of consumers in the sports arena, at the club, or on the street. Innovation, design and product development go hand in hand.

Product development centers are located in Herzogenaurach /Germany, Boston/USA, Taiwan and, since mid-2004, London/UK. The PUMA team is supplemented by external know-how through cooperative relationships with well-known designers such as Yasuhiro Mihara, Philippe Starck, Neil Barrett, Jil Sander and Christy Turlington, who are primarily engaged in developing product concepts in the higher-priced segment. The main challenge for our designers and product developers is to successfully track trends and continuously create unique product concepts.

Higher Investments in Product Development and Design

Product development and design are of growing importance for ensuring PUMA's sustained success and profitability and for satisfying consumer requirements on a permanent basis.

Investments for product development and design increased faster than sales at 23.3%, rising from € 29.9 million to € 36.9 million.

The team was expanded. At the end of 2004, the product development and design area had 344 employees, a 20.7% increase over the previous year's level of 258 employees.


40
30
20
10
+9.3%
+22.0%
+23.4%
+23.3%
2000
2001
2002
2003
2004

Expenses for product developement and design
(million €)

Sourcing

Sourcing Organization

PUMA has a wholly owned subsidiary that is responsible for outsourced production and sourcing. The PUMA sourcing organization has offices in Hong Kong, Herzogenaurach and Boston, which are responsible for the Asian, European and American sourcing markets respectively.

In addition to production know-how and long-term partnerships, the development of the Euro/US Dollar exchange rate also influences the decisions to relocate further sections of sourcing from the Euro Zone to Asia.

Asia as Largest Sourcing Market

Asia is PUMA's largest sourcing market, followed by Europe and America. Footwear is procured almost exclusively in Asia. In Apparel, there was further relocation from Europe to Asia. Overall, the share of sourcing in Asia rose from 74% to 81%.


Sourcing markets / units
100%
75%
50%
25%
0%
Far East/Asia
Europe
America
2003
2004

Ethical and Social Standards

PUMA acknowledges the principle of Sustained Development; this principle is aimed at the optimization and integration of economic, ecological, and social matters. Accordingly, all of PUMA's dealings are oriented towards meeting the demands of today's generation without impairing the opportunities of the generations of tomorrow.

Realization of the sustainability idea is supported by a code of conduct which is binding for management, employees and producers. PUMA's S.A.F.E. Team (**S**ocial **A**ccountability and **F**undamental **E**nvironmental **S**tandards) provides the necessary training and monitors compliance with the integrity code at international level.

Since January 2004, PUMA has been a "graduating member" of the Fair Labor Association (FLA), an international non-profit organization engaged in monitoring compliance with the FLA Code of Conduct through independent external audits. PUMA has also adapted to this code. The publication of audit results also serves to further increase the transparency of information vis à vis the public.

PUMA issues an annual sustainability report in accordance with the guidelines of the "Global Reporting Initiative (GRI)", which is available on the Internet under www.about.puma.com.

Employees

Rising Employee Numbers

As a result of positive business development, PUMA was able to create additional jobs. On an annual average, it maintained a workforce of 3,475 employees, compared to 2,826 in the previous year. This corresponds to an increase of +23%. In the same period, personnel expenses rose by 25.8%, from € 126.6 million to € 157.5 million. The average per capital expense increased from € 45 thousand to € 46 thousand.



Employees development
2000-2004
4,000
3,000
2,000
1,000
2000
2001
2002
2003
2004
employees (year-end)
employees (annual average)

Largely due to further expansion of the company's retail operations, sales per employee in 2004 declined from € 450.8 thousand to € 440 thousand. As of December 31, 2004, PUMA had 3,910 employees worldwide; this represents an increase in the number of personnel by 721 or 22.6% in comparison with the previous year. New personnel were recruited in the sales area in particular, due to the aforementioned retail expansion. In all, sales staff increased by 563 to 2,080 employees.



Sales per employees
(on average)
(thousand €)
500
400
300
200
100
0
2000
2001
2002
2003
2004

The marketing area was built up by 11.8% to a current 152 employees and product management/product development & design by 59 to 344 employees. Sourcing/logistics increased by 21 to 802 employees. In the central units, there were 62 new hirings which brought the number of staff to 532.



Employees by function
(year-end)
Sales
Marketing
Central units
0
500
1,000
1,500
2,000
2,500
2004
2003

Corporate Culture

PUMA promotes a corporate culture in which processes are used only as means to an end, as traditional conceptual approaches are combined with the unconventional and work is meant to be fun.

PUMA strives to further develop the company through the advancement of shared values that are in concert with the brand personality. These shared values can be summed up in four concepts: Passion, Openness, Self-belief and Entrepreneurship. PUMA supports and promotes communication beyond cultural borders and it creates the preconditions which foster creativity, understanding, social competence and flexibility. With the help of a decentralized system of corporate management, PUMA can react flexibly to changes on the market and thus continue to follow its guiding corporate mission of being "the first truly virtual sporting goods company". Moreover, the internal and external networking of employees and customers is effectively expanded through the use of state-of-the-art technology, thus creating the foundation for further growth.

Our goal is to recognize and promote the performance and achievement potential of each employee. To this end, periodic performance appraisal meetings are held between supervisors and employees for evaluating work performance with discussion and agreement on the goals for the future.

Management Incentives and Bonus Programs

In 1996, PUMA introduced a Management Incentive Plan for the Board of Management and the Management of PUMA AG and its subsidiaries. The current remuneration system of Management includes bonus agreements as well as share-based payment schemes with long-term incentive effects as a variable remuneration component.

Risk Management

PUMA's worldwide activities are exposed to extensive global and local risks, arising from internal and external factors which are carefully monitored within the framework of a risk management system. To this end, the risk volume is identified and quantified, the probability of occurrence is assessed, and countermeasures are formulated to achieve the envisaged corporate targets.

The guidelines and organization of the risk management system ensure a methodological and systematic approach within the Group. The direct responsibility for risk is transferred to operational employees who report on any detected risks in a "bottom-up" procedure. This ensures that risks can be detected early and reported to the "Risk Management Committee" (RMC). The risk management reports on significant changes in the risk portfolio both through periodic and ad-hoc reporting.

Moreover, strategic planning and special projects such as margin control and process optimization are used as cross-departmental tools. Process- or risk-specific systems, particularly with respect to supplier reviews, hedging of currency risks, and a group-wide controlling and reporting system are additional tools used in PUMA's risk management process.

The risk areas to be reported on, as well as any new findings in the risk portfolio, are defined by RMC and evaluated in accordance with a guideline. Any changes are promptly communicated to the Board of Management.

Risk Areas

General Economic Risks

The overall economic development may have a direct influence on consumer behavior. A significant slowdown can lead to a decline in consumer spending with adverse effects on the sporting goods industry and the business development of PUMA. PUMA counters this risk through geographic diversification and a well-balanced portfolio.

Brand Image

The success of a global company is largely dependent on its brand strength and its ability to respond to the desires and expectations of consumers. In addition, public expectations regarding environmental and sociopolitical standards are increasingly gaining in importance and any arising problems can impact the brand. PUMA approaches these risks with a carefully designed long-term marketing strategy that includes market research activities as well as trend studies on design, image and price setting. To ensure compliance with environmental and sociopolitical standards, PUMA's S.A.F.E team (Social, Accountability, Fundamental, Environmental) has established a corporate process and internal control management system, which conducts audits of all manufacturers of PUMA products worldwide in accordance with guidelines that are even more stringent than legally required.

The PUMA logo and the related form stripe are protected trademarks of the PUMA brand. Along with increasing brand awareness and desirability, the number of product imitations and pirated products has grown. This has potentially negative effects on the brand image. Therefore, PUMA is increasingly mobilizing internal resources for intense surveillance and legal prosecution of such cases. All detected imitations are taken off the market and are destroyed.

Dynamic Market Environment

A dynamic market and competitive environment requires that new and innovative concepts are continuously developed and market trends quickly grasped and flexibly implemented. Furthermore, if market shifts are not recognized and implemented early, the consumer demand for PUMA products may change significantly. In order to transform the company's own creative ideas into new products in line with market requirements, the company invests heavily in design and product development. Deliberate differentiation from competition, characteristic design and the high recognition value of the PUMA brand are significant factors in creating a competitive advantage.

With its successful global positioning and accompanying strengthening of the brand through internationally oriented marketing concepts, PUMA aims to be an industry leader. Moreover, the existing risk is reduced through effective product lifecycle management, targeted merchandising of PUMA products and PUMA's own retail activities.

Personnel Risks

To a significant extent, the success of the PUMA Group is due to the dedicated commitment and performance of its employees. To ensure lasting success, the company has developed external and internal training measures, employee participation programs, and attractive remuneration systems with to the goal of building up, developing, and motivating top talent to remain with the company on a long-term basis.

Sourcing Risks

Most suppliers' production facilities are in the industrializing countries of Asia. Business activities with these countries create diverse risks for the PUMA Group. For example, risks may arise through exchange rate fluctuations or changes in customs levies and duties, trade restrictions, natural disasters and political instability. Risks can also arise as a result of an over-dependency on individual suppliers. For the avoidance and containment of such sourcing risks, PUMA has developed very good relationships with a number of manufacturers in different countries and sourcing regions.

Financial Risks

Financial risks may arise for PUMA primarily through currency effects. The majority of PUMA products are sourced in Asia in US$. Parts of the necessary US$ currency, however, can only be raised through sales in the US$ region. PUMA approaches this risk in accordance with an internal guideline through the use of primary and derivative financial instruments (hedging).

Product

PUMA products must satisfy the functional, aesthetic and high-quality expectations of buyers. Extensive laboratory tests and collaboration with PUMA athletes on product design and development ensure that the products satisfy the highest quality requirements. To this end, the external manufacturers work according to technical, material, and design specifications. As a risk prevention measure, PUMA has established a global sourcing organization responsible for all requirements of product manufacturing.

Retail Operations

The international expansion of the company's retail operations ensures consistent presentation of the product lines and allows the company to capture a higher gross profit margin. However, the extension of the value chain involves investment risks. An increase in retail shops, for example, may be associated with long-term rental commitments and investments which could increase the share of fixed costs. In periods of declining sales, these fixed costs would burden profitability. PUMA approaches these risks through careful selection of retail locations, recruitment of staff with extensive experience in the retail business, daily sales reporting, and extensive controlling.

Organizational Challenges

The virtual organizational structure built up over the years drives global orientation and ongoing decentralization. However, it is associated with increased coordination requirements for coping with technical, logistical and personnel challenges. An added factor is the growing complexity within the organization structure caused by the growth of the Group. Through strategic planning, continuous optimization of business processes and investments in information technology, PUMA can continue to grow organizationally while tapping into new potential for efficiency and international communications.

Summary

PUMA's risk management enables it to fulfill the legal requirements concerning control and transparency in company operations. Management believes that in the overall assessment of the risk situation the risks are limited and confinable and do not represent a hazard to the going concern of the PUMA Group.

Orders Position

Order Volume Tops the € 800 Million Mark for the First Time

Orders on hand as of December 31, 2004 reached a new high, topping the € 800 million mark for the first time. This was the ninth consecutive year of orders increase. Currency-adjusted orders were up 17.7% from the previous year. The corresponding increase in Euro was 13.9%, bringing orders from € 722 million to € 822.6 million. The backlogs mainly included orders for shipments for the first and second quarter of 2005.


Orders on hand by segment
(million €)
Footwear
Apparel
Accessories
0
100
200
300
400
500
600
2004
2003
2002
2001
2000

In the segments, Footwear grew orders by 14.7% (18.7% currency-adjusted) to € 580.1 million. Apparel was at € 196.4 million, rising by 7.8% (10.6% currency-adjusted). Orders for Accessories increased 36.2% (40.3% currency-adjusted) to € 46.1 million.

The regions developed as follows: Europe was up 9.4% to € 567.4 million, and orders in America rose by currency-adjusted 43.4% or, in euro, by 19.4% to € 137.2 million. Asia grew by 23% to € 82.8 million. Africa and the Middle East rose by 65.5% to € 35.2 million.


Orders on hand by region
(million €)
Europe
America
Asia/
Pacific Rim
Africa/
Middle East
0
100
200
300
400
500
600
2004
2003
2002
2001
2000

Outlook

Cautious Expansion of the World Economy in 2005

It is expected that macroeconomic production in the industrial countries will expand moderately in 2005, albeit not with the same acceleration as before. If monetary conditions and earning perspectives remain advantageous, increased investment spending is to be expected. Overall, the driving economic indicators appear to be stable and an economic slump is not in sight, despite the oil price increases and weaker growth stimuli from monetary and fiscal policy.

According to the expert opinion issued by the "Kiel Institute for World Economics", the economic expansion in the USA could lose further momentum due to a tightening of monetary policy and the loss of tax incentives. Japan should be able to compensate for the lower increase in demand from China through stabilizing its domestic economy. Thus, the Japanese economy is expected to grow less than in 2004 but still faster than the medium-term trend. The European Union, too, should see a slackening of economic expansion in the coming years, but production in the Euro Zone could rise with a small change in tempo. Inflation should remain moderate, and the unemployment rate could fall marginally.

Since global economic development can have a marked effect on general consumer behavior, the dampened prognoses for the world economy could also make themselves felt in the sporting goods sector. The current consumer trend in the USA toward expensive, performance-based products could be slowed by less consumer spending due to higher oil prices.

A year without any large sports events and a challenging market environment that has already presented difficulties for retailers cannot realistically be expected to bring a ground-breaking upswing in the sporting goods industry. However, the soccer World Cup in 2006 is likely to begin impacting the market at the end of 2005.

Despite the expectations of cautious expansion of the world economy, orders for the first half of 2005 give rise to a positive outlook.

Renewed Sales Growth Expected for 2005

Current order development indicates strong growth in the America and Asia regions whereas growth will probably slow down in Europe due to the generally difficult market environment, in particular in the large sporting goods markets. In all, consolidated sales are expected to show high single digit growth (currency-adjusted.)



Development and outlook (million €)
Sales
Gross profit
EBT
1,600
1,400
1,000
600
200
0
-200
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

The US Dollar requirement is hedged against currency fluctuations up to and including 2006. Due to the available hedging rates for 2005, the gross profit margin should move in the 50% to 52% range. Selling, general and administrative expenses will yield a higher cost ratio due to the further expansion of retail operations and associated cost increases, as well as additional personnel expenses owing to the fact that share-based remuneration is stated at fair value for the first time for FY2005. Total costs should not exceed 31% of sales, however. The license business should also continue to improve, particularly in Asia, with an increase in royalty and commission income. An operating margin of over 20% is expected, placing PUMA in the upper range within the sporting goods industry. The tax rate is expected to range between 29% and 30%.

Management is optimistic that further growth in sales can be achieved in 2005 and that earnings will see another record high despite the moderate economic starting position in some markets. As a result, the original goals set for Phase III of corporate planning (2002-2006) should be far exceeded in 2005. Therefore, PUMA is planning to finalize this phase of development one year ahead of schedule.

Herzogenaurach, January 24, 2005

The Board of Management

Zeitz Gänsler Heyd

PUMA Share

Stock price breaks the € 200 barrier

The stock markets in 2004 were overshadowed by the international political turmoil in the Near East, the development of oil prices, and the associated ripple effect on the world economy. In view of these influencing factors, stock markets moved rather cautiously. The DAX managed to grow by 7%, while the MDAX climbed to 20%.

The appeal of the PUMA share reflects the desirability of the PUMA brand. In addition, the PUMA share is 100% publicly held. Once again, the trading volume was up from the previous year's level and the average trading volume rose to 141.753 shares per day, or by 13.2%.

The price of PUMA's share continued to climb in 2004 line with the positive value development in recent years. In the course of twelve months, the value of the share rose by 44.5%, closing at € 202.30 at December 31, 2004 after € 140.00 in the previous year. The market capitalization was at € 3.25 billion, compared to € 2.25 billion in the previous year.

Key data per PUMA share in Euro	2004	2003	2002	2001	2000
End of year price	**202.30**	140.00	65.03	34.05	12.70
Hightest price listed	**219.54**	141.00	73.34	34.05	21.00
Lowest price listed	**140.15**	59.15	33.00	12.45	12.50
Average daily trading volume (amount)	**141.753**	125.202	91.532	46.842	24.963
Earnings per share	**16.06**	11.26	5.44	2.58	1.14
Gross cashflow per share	**24.06**	17.61	8.65	4.53	2.20
Free cashflow per share	**16.01**	6.74	6.41	1.46	0.59
Shareholders' equity per share	**58.01**	24.04	15.92	11.48	8.53

The development of the PUMA share during the year was once again steady, moving in the range between € 140.15 and € 219.54 after € 59.15 and € 141.00 the year before. The share reached its lowest point for the year on January 14, 2004 at € 140.54. The high for the year was realized on October 4, 2004.

As in previous years, PUMA maintained its top position in the DAX values (DAX and MDAX) through its superior performance. With a value increase of 44.5%, it again outpaced the DAX, while also topping value growth rates among the large sporting goods companies.


PUMA Share Performance
230
220
210
200
190
180
170
160
150
140
130
120
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


Share Performance and Transaction Volume - Rebased
PUMA
MDAX
Trading volume
Jan
Feb
Mrz
Apr
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez


Index and Competitor Share Development - Rebased
PUMA
MDAX
DAX
NIKE
REEBOK
ADIDAS
Jan
Feb
Mrz
Apr
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez

The PUMA share has been traded on the official markets of the Frankfurt and Munich stock exchanges since 1986. It is listed in the Prime Standard Segment and belongs to the Mid-Cap-Index MDAX of the German Stock Exchange (Deutsche Börse). In addition, the ADR Program (American Depository Receipts) was established for the US stock market in 1996. The ADR's are traded over the counter in US Dollars under ticker symbol "PMMAY".








Consolidated Financial Statements - IFRS -

Consolidated Balance Sheet

	Notes	Dec. 31, 2004 € million	Dec. 31, 2003 € million
ASSETS			
Cash and cash equivalents	3	369.3	190.6
Inventories	4	201.1	196.2
Trade receivables and other receivables	5	189.6	175.6
Other short-term financial assets	6	0.3	1.9
Total current assets		**760.3**	**564.3**
Deferred income taxes	7	**51.6**	**36.5**
Property, plant and equipment	8	**84.7**	**66.5**
Goodwill	9	**20.0**	**22.3**
Other intangible assets	10	**7.2**	**5.9**
Other long-term financial assets	11	**5.3**	**4.1**
Investment in associated companies	*12*	***0.6***	***0.6***
Total assets		**929.6**	**700.1**
LIABILITIES AND EQUITY			
Financial liabilities	13	12.9	16.8
Trade payables	14	136.9	132.6
Other liabilities	14	123.3	69.0
Total current liabilities		**273.1**	**218.5**
Pension	15	21.2	18.5
Tax provisions	16	33.7	27.1
Other provisions	17	53.8	49.0
Total provisions		**108.7**	**94.6**
Long-term interest bearing liabilities	13	**0.0**	**0.0**
Deferred income taxes	7	**9.6**	**3.2**
Minority interest	18	**2.4**	**0.8**
Subscribed capital PUMA AG		42.7	41.6
Group reserves		178.8	84.0
Accumulated profits		414.6	278.5
Treasury stock		-100.2	-20.9
Shareholders' equity	**19**	**535.8**	**383.0**
Total liabilities and shareholders' equity		**929.6**	**700.1**

Consolidated Income Statement (Nature of Expense Method)

	Notes	2004 € million	2003 € million
Net sales	27	**1,530.3**	**1,274.0**
Cost of sales	27	-736.4	-654.0
Gross profit	27	**794.0**	**620.0**
Royalty and commission income		43.7	40.3
		837.7	**660.4**
Personnel expenses	21	-157.5	-126.6
Advertising and selling costs	22	-186.5	-158.7
General and administrative expenses	22	-171.4	-145.9
Other operating income	22	62.0	54.1
Total selling, general and administrative expenses, net	22	-453.4	-377.1
Depreciation		-19.3	-20.1
		-472.7	-397.2
Profit from operations	27	365.0	263.2
Financial result	23	5.7	0.9
Earnings before taxes		**370.7**	**264.1**
Income tax	24	-111.7	-84.2
Net earnings before minority interest		259.0	179.9
Minority interest	18	-1.7	-0.6
Net earnings		**257.3**	**179.3**
Net earnings per share (€)	25	16.06	11.26
Net earnings per share (€) - diluted	25	15.74	10.90
Weighted average shares outstanding	25	16.025	15.932
Weighted average shares outstanding, diluted	25	16.350	16.449

Consolidated Cashflow Statement

	Notes	2004 € million	2003 € million
Operating activities			
Profit before tax		370.7	264.1
Adjustment for:			
Depreciation	8,9,10	19.3	20.1
Non-realized currency gains/losses, net		3.4	-3.5
Interest received	23	-7.0	-2.3
Interest paid	23	1.3	1.4
Income from the sale of fixed assets		-4.7	0.2
Additions to pension accruals	15	2.6	0.6
Gross cashflow	28	**385.6**	**280.6**
Increase in receivables and other current assets		-18.3	-40.7
Increase in inventories		-8.4	-17.9
Increase in trade payables and other current liabilities		27.2	33.8
Cash provided by operations		386.1	255.8
Interest paid		-1.3	-1.4
Income taxes paid		-99.0	-89.3
One time expenses paid		0.0	0.0
Net cash from operating activities	28	**285.7**	**165.0**
Cash from investment activities			
Payment for goodwill (previous year: purchase of participations)		0.0	-30.3
Purchase of property and equipment	8,9,10	-43.1	-27.0
Proceeds from sale of property and equipment		8.2	1.2
Increase/decrease in other long-term assets		-1.3	-3.7
Interest received		7.0	2.2
Net cash used in investing activities	28	**-29.2**	**-57.6**
Cash from financing activities			
Payments made regarding long-term liabilities, net		0.3	0.0
Payments received regarding short-term bank borrowing, net	13	-3.7	-3.0
Payments made regarding convertible bonds, net	20	0.0	0.0
Dividend payments	19	-11.2	-8.7
Capital increase	20	23.2	9.5
Purchase of treasury stock	19	-79.2	-20.9
Other changes		-0.1	-0.2
Net cash used in financing activities	28	**-70.8**	**-23.4**
Effect of exchange rates on cash		-7.0	-7.0
Increase in cash and cash equivalents		**178.8**	**77.0**
Cash and cash equivalents at beginning of financial year		190.6	113.6
Cash and cash equivalents at year-end	3,28	**369.3**	**190.6**

Changes in Equity

in € million	Subscribed capital	Group reserves				Consolidated profit/net income for the year	Treasury stock	TOTAL
		Capital reserve PUMA AG	Revenue reserves PUMA AG	Difference from currency conversion	Cashflow hedges			
Dec. 31, 2002	**40.6**	**41.9**	**40.9**	**2.6**	**-0.2**	**126.5**		**252.2**
Dividend payment						-8.7		**-8.7**
Transfer to profit reserves			18.6			-18.6		
Currency changes				-17.8				**-17.8**
Release to the income statement					-1.1			**-1.1**
Market value for cashflow hedges					-9.5			**-9.5**
Capital increase	1.0	8.5						**9.5**
Consolidated profit						179.3		**179.3**
Purchase of treasury stock							-20.9	**-20.9**
Dec. 31, 2003	**41.6**	**50.4**	**59.5**	**-15.2**	**-10.7**	**278.5**	**-20.9**	**383.0**
Dividend payment						-11.2		**-11.2**
Transfer to profit reserves			30.8			-30.8		
Currency changes				-17.8				**-17.8**
Release to the income statement					10.3			**10.3**
Market value for cashflow hedges					-29.8			**-29.8**
Capital increse	1.1	22.1						**23.2**
Consolidated profit						257.3		**257.3**
Purchase of treasury stock			79.2			-79.2	-79.2	**-79.2**
Dec. 31, 2004	**42.7**	**72.5**	**169.5**	**-33.0**	**-30.3**	**414.6**	**-100.2**	**535.8**

Appendix to the Financial Statements

	Purchase costs				
	Balance Jan. 1, 2004 € million	Currency changes and other changes	Additions/ retransfers	Disposals	Balance Dec. 31, 2004 € million
PROPERTY, PLANT AND EQUIPMENT					
Land, land rights and buildings including buildings on third party land	28.2	-0.2	14.9	2.8	40.1
Technical equipment and machines	3.2	0.1	0.6	1.9	1.9
Other equipment, factory and office equipment	67.2	-2.7	28.8	3.1	90.2
Payments on account and assets under construction	9.1	-0.2	-4.4	0.9	3.6
	107.6	**-3.0**	**39.8**	**8.7**	**135.8**
GOODWILL	**30.7**	**-0.8**	**0.0**	**0.5**	**29.3**
OTHER INTANGIBLE FIXED ASSETS					
Concessions, industrial and similar rights and assets and licenses under such rights and assets	13.9	-0.2	3.3	0.2	16.8
	13.9	**-0.2**	**3.3**	**0.2**	**16.8**
OTHER LONG-TERM ASSETS					
Other loans	1.7	0.0	0.5	1.3	0.9
Other assets	2.4	-0.2	2.2	0.0	4.4
Shares in associated companies	0.6	0.0	0.0	0.0	0.6
	4.7	**0.2**	**2.6**	**1.3**	**5.9**

	Accumulated depreciation					Book values	
	Balance Jan. 1, 2004 € million	Currency changes and other changes	Additions/ retransfers	Disposals	Balance Dec. 31, 2004 € million	Balance Dec. 31, 2004 € million	Balance Dec. 31, 2003 € million
PROPERTY, PLANT AND EQUIPMENT							
Land, land rights and buildings including buildings on third party land	8.0	0.1	1.6	1.0	8.7	31.4	20.1
Technical equipment and machines	2.2	0.1	0.4	1.7	1.0	0.9	0.9
Other equipment, factory and office equipment	30.9	-0.6	13.8	2.6	41.4	48.8	36.3
Payments on account and assets under construction	0.0	0.0	0.0	0.0	0.0	3.6	9.1
	41.2	**-0.5**	**15.7**	**5.3**	**51.1**	**84.7**	**66.5**
GOODWILL	**8.4**	**-0.2**	**1.7**	**0.5**	**9.4**	**20.0**	**22.3**
OTHER INTANGIBLE FIXED ASSETS							
Concessions, industrial and similar rights and assets and licenses under such rights and assets	8.0	-0.1	1.9	0.2	9.5	7.2	5.9
	8.0	**-0.1**	**1.9**	**0.2**	**9.5**	**7.2**	**5.9**
OTHER LONG-TERM ASSETS							
Other loans	0.0	0.0	0.0	0.0	0.0	0.9	1.7
Other assets	0.0	0.0	0.0	0.0	0.0	4.4	2.4
Shares in associated companies	0.0	0.0	0.0	0.0	0.0	0.6	0.6
	0.0	**0.0**	**0.0**	**0.0**	**0.0**	**5.9**	**4.7**

Consolidated Financial Statements

1. General Remarks

Under the "PUMA" brand name, PUMA Aktiengesellschaft Rudolf Dassler Sport (hereinafter "PUMA AG") and its subsidiaries are engaged in the development and sales of a broad range of sport and sportlifestyle articles including footwear, apparel and accessories. The company is a joint stock company under German law and has its registered head office in Herzogenaurach, Federal Republic of Germany; its responsible registration court is in Fürth (Bavaria, Germany).

The consolidated financial statements of PUMA AG and its subsidiaries (hereinafter the "Company" or "PUMA"), were prepared in accordance with the "International Financial Reporting Standards (IFRS)" issued by the International Accounting Standards Board (IASB). All IASB standards and interpretations to be complied with as from January 1, 2004 have been applied. The consolidated financial statements are deemed as having an exemptive effect in accordance with Section 292a (2) HGB.

The consolidated financial statements are prepared in Euro currency (EUR or €); they were drawn up in compliance with EU Directive 83/349 on the basis of the Guideline pursuant to DRS 1 of the German Accounting Standards Committee. Preparation in million Euros may lead to rounding-off differences since the calculation of individual items is based on figures presented in thousands.

2. Significant Consolidation, Accounting and Valuation Principles

■ Consolidation Principles

The consolidated financial statements were prepared on the basis of uniform accounting and valuation methods in accordance with IFRS as of the reporting date of the parent company's annual financial statements on December 31, 2004.

Capital consolidation was based on the book value method, i.e., the capital was consolidated by offsetting acquisition costs against the fair value of the prorated equity attributable to the parent company as of the acquisition date. Associated companies are valued at equity.

Intra-group receivables and liabilities have been offset against one another. Any differences arising from exchange rate fluctuations are included in consolidated earnings to the extent that this occurred during the reporting period. If the differences are long-term in nature, their inclusion is neutral in its effect on profits.

Within the course of income consolidation, inter-company sales and all significant intra-group income were offset against the expenses attributable to them. Interim profits not yet realized within the group are eliminated.

■ Consolidated Group and Associated Companies

In addition to PUMA AG, all subsidiaries in which PUMA AG holds a majority interest either directly or indirectly are fully consolidated. Associated companies are recognized at equity.

Development in the number of group companies during the financial year is as follows:

Dec. 31, 2003	**46**
Newly founded companies	3
Dec. 31, 2004	**49**

"PUMA Schweiz" was renamed as "Mount PUMA AG" in financial year 2004; this company then established "**PUMA Schweiz AG**" and "**PRETAG Schweiz**" which led to expansion of the consolidated group. Through hiving off, Mount PUMA AG outsourced its wholesale business to "PUMA Schweiz AG" and its existing retail business to "PRETAG Schweiz". Moreover, as from 2005, PRETAG assumes responsibility for the European retail business with the aim of centralizing and further expanding retail operations.

In August 2004, the companies: "PUMA UK, Ltd.", "PUMA France SAS", "PUMA Italia S.r.L", "PUMA Nordic AB", "PUMA Australia Pty. Ltd." and "PUMA Japan KK" were transferred from "PUMA AG" to "PUMA Sprint GmbH" retroactively as of December 31, 2003.

In December 2004, "PUMA Speedcat SAS" was founded in France; the company acquired the shares in PUMA France SAS from PUMA Sprint GmbH.

The extension or reorganization of the corporate structure has no effects on net assets, financial position and results of operations.

Tretorn Vertrieb GmbH made use of the exemption provision defined in Section 264 (3) HGB and will not prepare separate annual financial statements under commercial law provisions.

Broken down by regions, the consolidated companies were as follows:

No.	Companies	Shareholder/No.	Share in capital
	Western Europe		
1.	PUMA AG Rudolf Dassler Sport, Herzogenaurach/Germany **- parent company -**	Free float of stock	100%
2.	PUMA UNITED KINGDOM LTD, Leatherhead/Great Britain	24	100%
3.	PUMA FRANCE SAS, Illkirch/France	27	100%
4.	PUMA Portugal Artigos Desportivos Lda., Prior Velho/Portugal	3	51%
5.	Mount PUMA AG (Schweiz), Lengnau bei Biel/Switzerland	1	100%
6.	PRETAG (Schweiz), Lengnau bei Biel/Switzerland	5	100%
7.	PUMA (Schweiz) AG, Lengnau bei Biel/Switzerland	5	100%
8.	Austria PUMA Dassler Ges. m.b.H., Salzburg/Austria	1	100%
9.	PUMA Benelux B.V., Leusden/The Netherlands	1	100%
10.	PUMA Italia s.r.l., Milan/Italy	24	100%
11.	Tretorn Vertrieb GmbH, Herzogenaurach/Germany	1	100%
12.	Tretorn AB, Helsingborg/Sweden	1	100%
13.	PUMA Nordic AB, Helsingborg/Sweden	24	100%
14.	PUMA Norway AS, Oslo/Norway	13	100%
15.	PUMA Finland Oy, Finland	13	100%
16.	PUMA Denmark A/S, Skanderborg/Denmark	13	100%
17.	Tretorn Sweden AB, Helsingborg/Sweden	12	100%
18.	Tretorn Finland Oy, Helsinki/Finland	12	100%
19.	Tretorn Sport Ltd., Laoise/Ireland	12	100%
20.	Tretorn Tennis Ltd., Laoise/Ireland (non active)	12	100%
21.	Tretorn Sport Sales Ltd., Laoise/Ireland	12	100%
22.	Tretorn R&D Ltd., Laoise/Ireland (non active)	19	100%
23.	Hunt Sport AB, Helsingborg/Sweden (non active)	12	100%
24.	PUMA Sprint GmbH/Germany	1	100%
25.	PUMA Avanti GmbH/Germany	24	100%
26.	PUMA Mostro GmbH/Germany	25	100%
27.	PUMA Speedcat SAS, Illkirch/France	24	100%
	Eastern Europe		
28.	PUMA Polska Spolka z.o.o., Warsaw/Poland	8	100%
29.	PUMA-RUS GmbH, Moscow/Russia	8	89%
		1	11%
30.	PUMA Hungary Kft., Budapest/Hungary	8	100%
31.	Czech Puma Dassler s.r.o., Prague/Czech Republic	8	100%
	Asia/Pacific Rim		
32.	PUMA Australia Pty. Ltd., Moorabbin/Australia	24	100%
33.	- White Diamond Australia Pty. Ltd., Moorabbin/Australia (non active)	32	100%
34.	- White Diamond Properties, Moorabbin/Australia (non active)	32	100%
35.	PUMA New Zealand LTD, Auckland/New Zealand	32	100%
36.	World Cat Ltd., Kowloon/Hong Kong	1	100%
37.	- World Cat (S) Pte Ltd./Singapur	36	100%
38.	- World Cat Trading Co.Ltd Taichung/Taiwan	36	100%
39.	Development Services Ltd., Kowloon/Hong Kong	36	100%
40.	PUMA FAR EAST Ltd., Kowloon/Hong Kong	1	100%
41.	PUMA JAPAN KK, Tokyo/Japan	24	100%
	America		
42.	PUMA Suede, Inc., Westford/USA	25	100%
43.	PUMA North America, Inc., Westford/USA	26	32%
		42	68%
44.	PUMA Canada, Inc. Ontario/Canada (non active)	43	100%
45.	PUMA CHILE S.A. Santiago/Chile	1	51%
46.	PUMA Sports Ltda., Sao Paulo/Brazil	43	100%
	Africa/Middle East		
47.	PUMA Sports S.A., Cape Town/South Africa	8	100%
48.	PUMA SPORTS DISTRIBUTORS (PTY) LIMITED, Cape Town/South Africa	47	71%
	Associated companies		
49.	Sportlifestyle Majazacilik Sanayi ve Ticaret A.S., Istanbul/Turkey	8	35%

Currency Translation

As a general rule, foreign currency monetary items are disclosed in the individual financial statements of consolidated companies at the rates valid at the balance sheet date. The resulting currency gains and losses are immediately credited or charged to operations.

The assets and liabilities of foreign subsidiaries which do not have the Euro as their functional currency were translated into Euro at the middle rates valid at the balance sheet date. Expenses and income were translated at annual average rates. Differences from net assets currency translation through changed exchange rates in comparison with the previous year were shown directly in equity. Goodwill resulting from the acquisition of foreign subsidiaries within the scope of initial consolidation were translated in Euro and extrapolated accordingly.

Derivative Financial Instruments/Hedge Accounting

Derivate financial instruments are initially recorded in the balance sheet at acquisition costs and subsequently at market values. The recording of gains or losses depends on the type of items to be hedged. At the time of concluding a hedge transaction, the company classifies certain derivatives either as a hedge of the fair value of a reported asset or a reported liability (fair value hedge), as a hedge of a planned transaction (cashflow hedge) or as a hedge of a net investment in an economically independent foreign subsidiary.

Changes in the market value of derivatives which are used for and qualify as a cashflow hedge and which have proved to be effective are disclosed in equity. In the absence of effectivity, the differences are included in operating results. The amounts recorded as a special item under equity are included in operating results during the same period in which the planned hedge transaction impacts the income statement. The gains or losses from derivative financial instruments used as a fair value hedge and the respective gains or losses from the hedged item are recognized in operating results.

Segment Reporting

Reporting is primarily based on geographical regions. Since PUMA is engaged in only one business field, namely the sporting goods industry, allocation for the purpose of secondary reporting follows the internal reporting structure; i.e., according to the footwear, apparel and accessories product segments.

Cash and Cash Equivalents

Cash and cash equivalents include liquid assets and bank balances. Bank balances that are not required to finance current assets are invested at terms of presently up to six months. The total amount of cash and cash equivalents is consistent with the cashflow statement.

▪ Inventories

Inventories are valued at acquisition or manufacturing costs or at the lower net realizable values derived from the selling price at the balance sheet date. As a general rule, the acquisition cost of merchandise is determined using the average cost method. Value adjustments are determined in a uniform manner throughout the Group, depending on the age of the goods concerned. Risks due to fashion trends are adequately taken into account.

▪ Receivables and Other Short-term Assets

Trade receivables and other receivables as well as financial assets are stated at nominal value net of value adjustments. All recognizable risks are sufficiently accounted for in the form of individual risk assessment or on the basis of historical values.

▪ Property, Plant and Equipment

Property, plant and equipment are stated at acquisition cost net of accumulated depreciation. The depreciation period depend on the item's useful life. As a general rule, the straight-line method of depreciation is applied. The useful life depends on the type of assets involved:

	Depreciation period
Buildings	10 to 50 years
Machines, machine equipment and technical equipment, business and factory equipment	3 to 10 years

Cost of maintenance and repair is recorded as expense at the time of origin. Significant improvements and renewals are capitalized. Interest on outside capital is reported as current expense.

Leased items regarded as significant in terms of their amounts and qualifying as finance leasing are shown under property, plant and equipment; they are valued at the amount of the fair value or the lower present value of the minimum lease payments when recognised for the first time and net of accumulated depreciation in subsequent accounting periods.

▪ Goodwill

Goodwill is valued at acquisition costs net of accumulated amortization using the straight line method and assuming a useful life of 15 years.

■ Other Intangible Assets

Acquired intangible assets largely consist of concessions, industrial property rights and similar rights; they are valued at acquisition costs net of accumulated amortisation. The amortisation period is between three to five years, whereby the straight-line method is applied.

■ Extraordinary Depreciation and Amortisation

Property, plant and equipment, intangible assets and goodwill are subject to extraordinary depreciation or amortization if there are indications of impairment in the value of the asset involved. In such a case, the recoverable amount (the higher amount from net realizable proceeds and utility value), is compared with the book value of the asset. If the recoverable value is lower than the book value, the asset is written down to the recoverable amount (IAS 36). If the reason for extraordinary depreciation or amortization no longer exists, the asset is revalued; the revaluation amount may not exceed the amount of acquisition costs.

■ Other Long-term Financial Assets

Other long-term financial assets are stated at acquisition costs; they include loans and other assets. As a general rule, non-interest bearing assets are discounted to their present values.

■ Financial Liabilities

As a general rule, financial liabilities also include the portion of long-term loans with residual terms of up to one year at most.

■ Other Liabilities

Liabilities are reported at their repayable amounts. Liabilities from finance leasing agreements are reported at the amount of the present value of the minimum leasing values or the lower present value, respectively, and are extrapolated by the repayment proportion of the lease instalments paid.

■ Provisions for Pensions and Similar Commitments

In addition to defined benefit plans, some companies introduced defined contribution plans which, apart from current contributions, do not involve any further pension commitment. For defined benefit plans the Projected-Unit-Credit-Method is used in general. This method not only accounts for annuities and accrued pension benefits known at the balance sheet date, but also for expected salary and annuity increases. Actuarial gains and losses are distributed over the average residual term of service. No use is made of the 10 percent 'corridor' approach described in IAS 19.92. The provision is reduced by the value of the plan assets. The service cost and interest component are disclosed within personnel expenses. In the event of defined contribution plans, the contribution is recognised within personnel expenses; a provision for pensions is not necessary for this type of pension plan.

■ Other Provisions

In accordance with IAS 37, other provisions are recorded to account for all risks and obligations vis à vis third parties that result from past transactions or events where amounts or maturities were uncertain. The provisions are stated at their settlement amount; they are not set off against positive income. Provisions are also created to account for unfavourable contracts where unavoidable costs exceed the economic benefit expected from the contract.

■ Treasury Stock

Treasury stock is stated at the market price valid at the date of acquisition including incidental acquisition costs, and recorded under equity capital. The company keeps the repurchased shares as "Treasury Stocks"; at present it is not planned to call-in the shares.

■ Equity Participation Plans/Management Incentive Program

In 1996 PUMA introduced a Management Incentive Plan for the Board and Management of PUMA AG and its subsidiaries. The share-based remuneration systems encompass convertible bonds, stock options (SOP) and stock appreciation rights (SAR). *In accordance with the intrinsic value method, the programs are* recognised at the time of issue or at the balance sheet date, respectively (SAR). Any expense that may arise is recorded as personnel expense and booked against equity (SOP), other provisions or other liabilities (SAR), respectively.

■ Recognition of Sales

Sales are recognized and included in profits at the time of the transfer of risk. Sales are disclosed net of returns, discounts, rebates, and sales-dependent advertising contributions.

■ Royalty and Commission Income

Royalty income is treated as income in accordance with the invoices to be presented by the licensees. In certain cases, values must be assessed in order to permit accounting on an accrual basis. Commission income is invoiced to the extent that the underlying purchase transaction is deemed realized.

■ Advertising and Promotion Expenses

The company recognizes advertising expenses at the time they originate. Generally, promotion expenditure is spread over the contract term as an expense on an accrual basis.

■ **Product Development**

The company is continuously engaged in developing new products in order to comply with market requirements or market changes. The costs are recorded as an expense at the date of origin; they are not capitalized since the criteria specified in IAS 38 are not fulfilled.

■ **Financial Result**

The financial result includes interest income from financial investments and interest expense from credits. In general, effects from exchange rate fluctuations are included in general expenses; where such effects resulting from derivative financial instruments are to be allocated directly to an underlying transaction, disclosure is made in the respective income statement item.

■ **Income Taxes**

Incomes taxes are determined in accordance with local tax regulations in the countries where the respective company is active.

■ **Deferred Taxes**

Deferred taxes from time differences between the tax and the commercial balance sheet valuation of individual group companies and from consolidation procedures are netted according to tax country and disclosed either as deferred tax assets or deferred tax liabilities. Deferred tax assets may also include tax reduction claims resulting from the expected use of existing losses carried forward to subsequent years if their realization is ensured with sufficient certainty. Deferred taxes are determined on the basis of tax rates applicable for reversal in the individual countries, and are in effect, or announced effect, on the balance sheet date. Deferred taxes may also result from accounting procedures which are neutral in their effects on profits.

Deferred tax assets are stated only to the extent that realisation of the respective tax advantage is probable. Value adjustments are created on the basis of past results of operations and business expectations for the near future, if this criterion is not fulfilled.

■ **Assumptions and Estimates**

Preparation of the consolidated financial statements may involve assumptions and estimates which have an impact on the amount and disclosure of the reported assets and liabilities, on income, expenses and contingencies. Actual values may in some cases deviate from such assumptions and estimates. Any changes are recognized as expense or income at the time of receiving the respective information.

3. Liquid Assets

Liquid assets amounted to € 369.3 million (previous year: € 190.6 million) as at 31 December 2004; in addition to cash, this item largely includes fixed-term deposits and money market funds. There were no restraints on disposal.

4. Inventories

Inventories are divided into the following main categories:

	Dec. 31, 2004	Dec. 31, 2003
	€ million	**€ million**
Raw materials and supplies	0.5	1.2
Finished goods and merchandise		
Footwear	106.9	95.8
Apparel	71.9	58.6
Accessories/Others	18.2	13.3
Goods in transit	54.1	70.7
Inventories, gross	251.6	239.5
Value adjustments	-50.5	-43.3
Inventories, gross	**201.1**	**196.2**

Of the total amount of reported inventories, the amount of € 57.5 million (previous year: € 29.7 million) is stated at its net realizable value.

5. Trade Receivables and other Receivables

Receivables consist of the following:

	Dec. 31, 2004	Dec. 31, 2003
	€ million	**€ million**
Trade receivables	188.2	171.4
Other receivables	16.0	16.1
Prepaid expenses	5.5	4.9
Receivables, gross	209.7	192.4
Value adjustments	-20.1	-16.8
Receivables, net	**189.6**	**175.6**

The present value of this item corresponds to the book value. As a rule, receivables are due within one year.

There were no receivables due from management or supervisory bodies.

6. Other Short-term Financial Assets

This item includes the valuation of derivative financial instruments that existed as of the balance sheet date and where recognized as assets. The financial instruments as of the balance sheet date include forward exchange transactions used to hedge existing balance sheet items and future transactions. The value recorded corresponds to the market value valid on the balance sheet date.

7. Deferred Taxes

Deferred taxes relate to the following items:

	Dec. 31, 2004	Dec. 31, 2003
	€ million	€ million
Accumulated tax losses carried forward	2.3	3.0
Long-term assets	4.0	3.4
Short-term assets	21.6	18.2
Provisions and other liabilities	16.5	12.8
From netting in equity with neutral effect on profits	15.7	7.2
Value adjustments	-2.0	-2.3
Deferred tax assets	58.1	42.2
Long-term assets	13.3	7.0
Short-term assets	1.4	1.3
Provisions and other liabilities	1.4	0.6
Deferred tax liabilities	16.1	8.9
Deferred tax assets, net	**42.0**	**33.3**

As of December 31, 2004 tax losses carried forward totaled € 5.4 million (previous year: € 9.4 million). This leads to deferred tax assets of € 2.3 million (previous year: € 3.0 million). Following value adjustment, the tax losses carried forward were included in deferred tax assets to the amount of € 0.4 million (previous year: € 0.6 million). The tax losses carried forward primarily relate to inactive companies so that use of these tax losses seems unlikely.

Other than in the previous year, deferred tax liabilities for withholding tax from possible dividends on all distributable profits of subsidiaries are included. Due to this change in accounting, the tax expense is € 2 million higher. Excluding this effect, the tax ratio for financial year 2004 would be 29.6% which represents a 0.5%-pts. deviation from the current 30.1% tax rate as disclosed in the annual financial statement.

Deferred taxes from items recorded in equity with neutral effect on profits (hedge accounting) are included to the amount of € 15.7 million (previous year: € 7.2 million).

Deferred tax assets and liabilities are netted if they relate to the same tax authority. Accordingly, they are disclosed in the balance sheet as follows:

	Dec. 31, 2004	Dec. 31, 2003
	€ million	€ million
Deferred tax assets	51.6	36.5
Deferred tax liabilities	9.6	3.2
Deferred tax assets, net	**42.0**	**33.3**

8. Property, Plant and Equipment

Property, plant and equipment at book value consist of the following:

	Dec. 31, 2004	Dec. 31, 2003
	€ million	**€ million**
Land and buildings, including buildings on third party land	31.4	20.1
Technical equipment and machines	0.9	0.9
Other equipment, factory and office equipment	48.8	36.3
Payments on account and assets under construction	3.6	9.1
	84.7	**66.5**

The book values of property, plant and equipment are derived from acquisition costs. Accumulated depreciation of property, plant and equipment amounted to € 51.1 million (previous year: € 41.2 million).

Property, plant and equipment include leased assets to the amount of € 0.8 million (previous year: € 1.1 million) which largely relate to operating and office equipment in various subsidiaries (mainly Australia).

Last year, payments on account and assets under construction included down-payments on the extension to the administration building in Herzogenaurach which was completed and also occupied in financial year 2004. As of December 31, 2004, the item also includes down-payments on the new administration building in Switzerland and down-payments on capitalizable renovation costs.

The breakdown of property, plant and equipment and their development in the 2004 financial year are shown in the Appendix attached to the consolidated financial statements. Extraordinary depreciation to the lower net realizable value due to impairment in value was not effected in financial year 2004.

9. Goodwill

This item includes goodwill associated with the acquisition and initial consolidation of companies in Great Britain, Sweden and Japan, net of accumulated amortisation. Scheduled amortisation to the amount of € 1.7 million was recorded during the financial year. Extraordinary amortisation due to impairment in value was not necessary in the financial year.

10. Other Intangible Assets

The development of this item during financial year 2004 is shown in the Appendix attached to the consolidated financial statements; it mainly includes asset values connected with own retail activities. Extraordinary amortisation due to impairment in value was not necessary.

11. Other Long-Term Financial Assets

This item is made up as follows:

	Dec. 31, 2004	Dec. 31, 2003
	€ million	**€ million**
Loans	0.9	1.7
Other assets	4.4	2.4
	5.3	**4.1**

The development for 2004 is presented in the Appendix to the consolidated financial statements. Extraordinary depreciation due to impairment in value was not necessary.

12. Shares in Associated Companies

The shares in associated companies concern "Sportlifestyle Majazacilik Sanayi ve Ticaret A.S.", Istanbul, Turkey, with a stake of 35%. Due to the balanced result, the value recorded as of December 31, 2004 remained unchanged at € 0.6 million in comparison with the previous year.

13. Financial Liabilities

Financial liabilities consist of bank loans with residual terms of less than 12 months. There were no long-term bank loans as of the balance sheet date.

Credit lines granted to the company totaled € 210.6 million (previous year: € 195.3 million); they may be used either for bank loans or guaranteed credits. In addition to financial liabilities to the amount of € 12.9 million (previous year: € 16.8 million) there were guaranty credits (largely documentary credits) to the amount of € 4.8 million (previous year: € 5.7 million) as of December 31, 2004. At that date the Company had, in addition to cash and cash equivalents, unused credit lines to the amount of € 192.8 million (previous year: € 172.8 million).

14. Trade Payables and other Liabilities

The present value of trade payables and other liabilities corresponds to the book value.

	Dec. 31, 2004		Dec. 31, 2003	
	of which due within 1 year € million	**Total** **€ million**	**Total** **€ million**	of which due within 1 year € million
Trade payables	135.5	**136.9**	**132.6**	132.6
Other liabilities				
Liabilities from taxes	15.4	15.4	7.1	7.1
Liabilities from social security contributions	2.5	2.5	2.3	2.3
Liabilities to employees	30.2	30.2	24.5	24.5
Liabilities from the market valuation of forward exchange transactions	32.7	59.6	24.7	24.7
Leasing liabilities	0.4	0.4	0.5	0.5
Other liabilities	14.4	15.2	9.9	9.4
	95.6	**123.3**	**69.0**	68.5
	231.1	**260.2**	**201.7**	201.1

15. Pension Provisions

Pension provisions totaled € 21.2 million (previous year: € 18.5 million) as of the balance sheet date and are reduced by the value of the plan assets. The present value of plan assets does not include own financial instruments. The plan assets saw an actual increase in value of € 0.8 million (previous year: € 1.1 million) in 2004.

Of the total provision amount, € 15.7 million (previous year: € 13.4 million) is attributable to PUMA AG, € 3.1 million (previous year: € 3.2 million) to the sub-group in Sweden, and € 2.4 million (previous year: € 1.9 million) to the other companies.

The significant portion of pension provisions (74%) concerns PUMA AG. The calculation of pension provisions at PUMA AG is based on the Dr. Klaus Heubeck mortality tables of 1998. Valuation is in accordance with the projected unit credit method as defined in IAS 19. The PUMA AG pension plan covers general commitments that are, as a rule, based on maximum pension payments of € 127.82 for each month and each entitled employee, and on individual commitments.

The following actuarial assumptions were applied concerning PUMA AG's pension plans:

	Dec. 31, 2004	Dec. 31, 2003
Discount rate	4.5%	5.5%
Future pension increases	2.25%	2.25%
Fluctuation rate	1.5%	1.5%

The pension provision for the Group is calculated as follows:

	Dec. 31, 2004	Dec. 31, 2003
	€ million	**€ million**
Present value of non-funds financed pension claims pursuant to actuarial opinion	**22.5**	**17.6**
Present value of funds-financed pension claims	12.3	10.7
Net of the fair value of the funds assets	-10.0	-8.0
Short cover/surplus cover of the fund assets	**2.3**	**2.8**
Present value of pension claims	**24.8**	**20.4**
Adjustment amount due to non-recorded actuarial gains/losses (-)	**-3.6**	**-1.8**
Pension provision, Dec. 31	**21.2**	**18.5**

The development of the pension provision for the Group is structured as follows:

	Dec. 31, 2004	Dec. 31, 2003
	€ million	**€ million**
Pension provision, Dec. 31, previous year	18.5	17.9
Currency translation	0.0	0.0
Pension expense	4.9	2.1
Pension payments	-2.2	-1.5
Pension provision, Dec. 31	**21.2**	**18.5**

The pension expense is structured as follows:

	Dec. 31, 2004	Dec. 31, 2003
	€ million	**€ million**
Expense for pension claims involved during the reporting year	3.9	1.1
Interest expense for acquired pension claims	1.5	1.3
Expected income on plan asset	-0.6	-0.5
Adjustment amount due to recorded actuarial gains/losses	0.1	0.2
Expense for defined benefit plans	**4.9**	**2.1**
Expense for defined contribution plans	**1.0**	**0.7**
Total	**5.9**	**2.8**

16. Tax Provisions

	Dec. 31, 2003					Dec. 31, 2004
		Currency adjustments, reclassifications	Utilization	Release	Addition	
	€ million	€ million	€ million	€ million	€ million	**€ million**
Tax provisions	**27.1**	-0.8	-22.4	-0.7	30.5	**33.7**

Tax provisions mainly include the income taxes due but not yet paid for 2004 as well as expected tax payments for previous years; they do not include deferred taxes. In this respect, attention is drawn to Paragraph 7 of these Notes. The provision will probably lead to an outflow of cash in the next financial year.

17. Other Provisions

	Dec. 31, 2003					Dec. 31, 2004
		Currency adjustments, reclassifications	Utilization	Release	Addition	
	€ million	€ million	€ million	€ million	€ million	**€ million**
Other provisions:						
Warranties	**10.7**	-0.5	-7.1	-0.6	9.2	**11.7**
Purchase risks	**7.0**	-0.3	-2.9	-3.0	5.1	**5.9**
Others	**31.3**	-0.5	-1.8	-1.9	9.0	**36.2**
	49.0	-1.3	-11.8	-5.4	23.3	**53.8**

The warranty provision is determined on the basis of the historical value of sales generated during the past six months. It is expected that most of these expenses will fall due within the first six months of the next financial year.

Purchase risks primarily relate to materials risks and to the forms needed for footwear manufacture. The item also includes anticipated losses associated with purchase transactions. The provision will probably lead to payment in the following year.

Other provisions are primarily recorded to account for risks that may arise from litigation, anticipated losses and other risks. Depending on the procedure applied in each case, it is expected that the amount will largely be utilised within the next two years.

18. Minority Interests

The compensating item for minority interests concerns the associated companies in PUMA Chile, PUMA Portugal and PUMA Sports Distributors (South Africa). The stake held in the minority interests is 49% for PUMA Chile and PUMA Portugal respectively, and 29% for PUMA Sports Distributors.

19. Equity

Subscribed Capital

Subscribed capital amounted to € 42.7 million as of the balance sheet date; it is subdivided into 16,666,714 shares of stock. In 2004, the subscribed capital was increased by € 1.1 million or 433,000 shares of stock. As of the balance sheet date, the company holds 605,000 shares of own stock (see below "Own Shares"). Capital reserves were increased by € 22.1 million to € 72.5 million.

In a letter dated July 28, 2004, the firm of "Fidelity Management & Research Company, Boston, USA", announced that it had fallen below the investment quota of 5%. On December 1, 2004, "Fidelity Management & Research Company, Boston, USA" once again reported that the 5% hurdle had been exceeded and that it presently holds 5.11%. In early 2005, Fidelity announced that it had again fallen below the 5% investment quota. Apart from this, the company is not aware of any shareholder holding or exceeding 5% of subscribed capital.

Cashflow Hedges

Equity capital saw netting with neutral effects on profits in accordance with IAS 39 for the first time in 1999. This item is disclosed in the statement of "Changes in Equity". In addition to the change in market value from derivative financial instruments, currency-related changes resulting from balance sheet items are included, as far as these can be allocated to future transactions. The item to the amount of € -30.3 million (PY: €-10.8 million) is already reduced by deferred taxes of € 15.7 million (PY: € 7.2 million).

Own Shares / Treasury Stock

The Shareholders' Meeting on April 20, 2004 authorised the Board to acquire own shares amounting up to 19% of share capital for a period of 18 months to enable flexible management of capital requirements. If acquired through the stock exchange, the acquisition price per share may not be higher or lower than 10% of the closing price for the company's shares with the same features in XETRA trade (or a comparable successor system), on the last trading day prior to acquisition. The Board decided to make use of this authorisation and decided upon an initial buyback of up 800,000 shares of stock. A total of 605,000 PUMA shares (PY: 175,000 shares of stock) were held as treasury stock as of the balance sheet date. The amount invested to this end totaled € 100.2 million.

■ Authorized Capital

Pursuant to Article 4, items 6 and 7 of the PUMA AG Articles of Association, the Board is authorized, with the approval of the Supervisory Board, to increase the nominal capital up to May 13, 2007

- *through the issuance of new shares once or repeatedly in exchange for contributions in cash by a total of up to € 11,520,000.00; the shareholders are to be granted a subscription right. However, the Board of Management is authorized, with the approval of the Supervisory Board, to exclude the shareholders' subscription right in order to avoid fractional amounts (Authorized Capital I);* and

- through the issuance of new shares once or repeatedly in exchange for contributions in cash by a total of up to € 3,840,000.00. Given the approval of the Supervisory Board, an exclusion of the subscription right is admissible either in full or in part in the event of a capital increase in exchange for cash contributions, if the issue price of the new shares does not fall significantly below the market price of already listed, equally equipped shares at the time of final determination of the issue price. If the Board of Management does not make use of the authorization to exclude the subscription right, it may exclude shareholders' subscription rights – with the approval of the Supervisory Board – only in order to compensate for possible fractional amounts (Authorized Capital II).

■ Conditional Capital

Pursuant to Article 4 (items 3 and 4) of the Articles of Association, the capital was subject to a conditional increase by € 0.8 million (conditional capital 1997 and 1999). The conditional capital serves to finance the convertible bonds issued to management within the scope of the long-term investment program (see Paragraph 20 of these Notes). Most of the convertible bonds have already been converted. Conditional capital as of the balance sheet date amounts to € 0.3 million.

In addition, pursuant to Article 4 (item 5) of the Articles of Association, further conditional capital to the amount of € 3.9 million was created with the purpose of financing a total 1,530,000 stock options. The stock options are or were issued to management within the scope of the Stock Option Program. As of December 31, 2004, conditional capital amounting to € 1.9 million is available.

■ Dividends

The amounts eligible for distribution relate to the balance sheet profit of PUMA AG which are determined in accordance with German Commercial Law.

The Board of Management proposes that a dividend of € 1.00 per share or a total of € 16.1 million from the PUMA AG balance sheet profit be approved for distribution to the shareholders. A dividend of € 0.70 per share or, in total, € 11.2 million was distributed for 2003. The increase in dividend distribution corresponds to the increase in net earnings

Use of balance sheet profit of PUMA AG:

		2004	2003
Balance sheet profit of PUMA AG as of Dec. 31	*€ million*	18.5	78.1
Dividend per share	€	1.00	0.70
Number of shares outstanding on Dec. 31	share of stock	16,061,714	16,058,714
Dividend, total	€ million	16.1	11.2
Carry-forward to the new accounting period	*€ million*	2.4	66.8

20. Equity Participation Plans/Management Incentive Program

In 1996 PUMA introduced long-term incentive plans with the aim of retaining management staff in the company over the longer term. Convertible bonds, stock option programs (SOP) and stock appropriation rights (SAR) were implemented as long-term incentives:

▪ Convertible Bonds

Convertible bonds were issued to management from 1996 to 1999. At the balance sheet date, bonds from the 1999/2009 tranches which are held by management only were still open for conversion. The Board does not hold any convertible bonds. Each € 2.56 (originally DM 5.00) entitles to conversion into one of the company's shares. When exercising a conversion right, a cash payment for the acquisition of one share is to be made to the amount by which the conversion price exceeds the nominal amount of the convertible bond. The term of the convertible bonds is ten years; they may be converted following a blocking period of two years as from the date of issue.

Development in 2004:

	Issue date	Number issued	Converted in 2004	Lapsed in 2004	In circulation as of Dec. 31		Conversion price
					2004	2003	
1997/2007 Tranche	Oct. 1, 1997	220,000	1,000	-	0	1,000	€ 32.88
1999/2009 Tranche	Dec. 9, 1999	295,000	15,500	-	1,000	16,500	€ 16.64

▪ SOP

A Stock Option Program was introduced within the scope of the conditional capital created in 2001. The conditional capital increase is used to service the option rights of members of the PUMA AG Management Board, members of the executive bodies of affiliated companies, the executive staff of PUMA AG and affiliated companies. Entitled persons are given the opportunity to acquire PUMA shares at the exercise price within a 5-year period and following a 2-year blocking period as from the date of issue. The exercise price is the average value of the closing price in XETRA trading during the last five trading days prior to the date of acquisition of the option rights or, if higher, the closing price on the date of issue of the respective tranche, in addition to a 15% performance target. On the basis of the respective share price, each share acquisition leads to a value appreciation which results after deduction of the corresponding exercise price. From 2001 to 2004, option rights were issued to management in the respective tranches. The Board exercised a total of 130,500 options from Tranche II (2002/2007) during the financial year. Furthermore, as of the balance sheet date, the Board holds a total of 57,000 units from Tranche 2003/2008, and 137,700 options from Tranche 2004/2009. For more details, see Paragraph 31 of these Notes.

Development in 2004:

	Issue date	Number issued	Converted in 2004	Lapsed in 2004	In circulation as of Dec. 31		Exercice price
					2004	2003	
2001/2006 - Tranche I	Aug. 29, 2001	444,714	19,000	0	17,500	36,500	€ 24.61
2002/2007 - Tranche II	April 04, 2002	435,000	397,500	0	30,500	428,000	€ 56.38
2003/2008 - Tranche III	March 31, 2003	190,000	0	2,000	186,000	188,000	€ 85.68
2004/2009 - Tranche IV	March 31, 2004	459,000	0	1,500	457,500	0	€ 206.20

■ SAR

The long-term incentive program was extended by Stock Appreciation Rights in 2004. On April 25, 2004, 100,000 options at an exercise price of €200.00 were issued. The term of the non-forfeitable option rights is five years as from the date of issue; they may be exercised following a 2-year blocking period at the earliest. An exercise gain arises from the positive difference between the current price of the share given a virtual sale and the exercise price, whereby a minimum exercise gain of 10% and a maximum exercise gain of 50% of the exercise price upon settlement is defined which applies during and within the scope of the existing employment contract. Comparable programs have been agreed for the years from 2005 to 2008, whereby the exercise price is determined from the average of closing prices of the rights distribution (on April 25 in each case) during the five preceding days, plus an exercise hurdle of 10%. As of December 31, 2004, 100,000 options which are held by the Board are outstanding.

21. Personnel Expenses

Personnel expenses are made up as follows:

	2004	2003
	€ million	**€ million**
Wages and salaries	124.4	100.2
Social expenditure	18.8	14.8
Expenses for pension schemes and other personnel expenses	14.3	11.6
Total	**157.5**	**126.6**

The annual average number of staff was as follows:

	2004	2003
Marketing	147	130
Sales/Retail	1,726	1,260
Product Management/Development	313	258
Sourcing/Logistics/Production	797	737
Central Units	492	441
Total	**3,475**	**2,826**

At year-end the company employed a total of 3,910 people (previous year: 3,189).

22. Selling, General and Administrative Expenses

In addition to personnel expenses, advertising and selling costs, legal and consulting costs, rental / leasing expenses, travel costs, telephone and postage as well as other general expenses were major items. The amount of € 34.3 million (previous year: € 22.1 million) is attributable to rental / leasing expenses.

In addition to income typical of the business, other operating income includes releases of provisions, currency gains, value adjustments no longer needed, and payments received for receivables written down. Most of the income is directly associated with selling, administration and general expenses.

Broken down according to functional areas, marketing and retail expense totaled € 214.6 million, or 14 % of sales (previous year: € 163.9 million or 12.9 %). In addition to costs of materials, this item also includes other types of costs (e.g. personnel costs).

Total costs in the field of product development and design amounted to € 36.9 million or 2.4 % of sales (previous year: € 29.9 million or 2.3 %). Other selling, general and administrative expenses came to € 202.0 million or 13.2 % (previous year: € 183.3 million or 14.4 %).

23. Financial Result

The financial result is made up as follows:

	2004	2003
	€ million	**€ million**
Other interest and similar income	7.0	2.3
Interest and similar expenses	-1.3	-1.4
Financial result	**5.7**	**0.9**

24. Taxes on Income

	2004	2003
	€ million	€ million
Current income taxes		
Germany	33.7	26.7
Other countries	78.7	59.1
	112.4	**85.8**
Deferred taxes	**-0.7**	**-1.6**
	111.7	**84.2**

Current income taxes in Germany relate to corporation tax, solidarity surcharge and trade tax.

In general, PUMA AG and its German subsidiary are subject to corporation tax plus solidarity surcharge and trade tax which is deductible upon determination of the income subject to corporation tax. This resulted in a mixed tax rate of 36.91% in the financial year

Reconciliation from the theoretical tax expense to effective tax expense:

	2004	2003
	€ million	€ million
Earnings before income taxes	**370.7**	**264.1**
Theoretical tax expense		
Tax rate of the AG = 36.91% (previous year: 36.85%)	136.8	97.3
Difference from tax rates in other countries	-34.1	-20.2
Other tax effects:		
Intra-group entries	6.5	1.2
Goodwill amortisation	0.2	1.5
Release of value adjustment on deferred taxes	-0.3	-4.6
Tax provisions	1.5	5.4
Other non-deductible expenses and income and consolidation and other effects	1.1	3.7
Effective tax expense	**111.7**	**84.2**
Effective tax rate	30.1%	31.9%

25. Earnings per Share

Earnings per share are determined in accordance with IAS 33 by dividing group earnings by the average number of outstanding shares. A dilution of this indicator results from potential shares from the Management Incentive Program. The share option program has a diluting effect on profits in the financial year. The calculations are presented below:

		2004	2003
Net earnings	€ million	257.3	179.3
Average number of shares in circulation	in shares of stock	16,025,243	15,931,607
Diluted number of shares	in shares of stock	16,352,761	16,448,893
Earnings per share	€	16.06	11.26
Earnings per share, diluted	€	15.74	10.90

26. Management of the Currency Risk

The company is exposed to currency risks which result from an imbalance in the worldwide cashflow. This imbalance is largely due to the high level of sourcing in US Dollar in the Far East. Sales are to a great extent invoiced in other currencies; in addition, the Company earns royalty income mainly in Japanese YEN (JPY) and USD. The resulting assets and liabilities are subject to exchange-rate fluctuations from the date of their origin up to realization.

The PUMA Group uses derivative and primary hedging instruments to minimize the currency risk arising from currency fluctuations in compliance with an intra-group Group guideline. Derivative transactions are concluded if a hedging requirement arises concerning future transactions after netting existing foreign currency receivables and liabilities. In accordance with the Group's treasury principles, no derivative financial instruments are held for trading purposes. As a general rule, derivatives are combined with the associated underlying transactions to valuation units (hedge accounting) and, to this extent do not impact the net income for the year.

The Company usually secures its net demand or net surplus of the respective currencies on a rolling basis twelve months in advance. Due to a further weakening of the US Dollar in comparison with the Euro and other currencies in the past financial year, the company extended the hedging period for this currency to up to twenty-four months of the net demand. In so doing, the planning period for 2005 and 2006 is hedged against adverse currency effects.
The net demand or net surplus results from the demand for a certain currency net of expected income in the same currency. As a general rule, forward exchange deals are used to hedge exchange rate risks.

For accounting purposes, hedging transactions are clearly linked to certain parts of the overall risk position. As of the balance sheet date, forward exchange deals related almost exclusively to the purchase of USD and EUR and the sale of JPY and USD concluded with renowned international financial institutions only. The credit risk is therefore assessed as being very low or unlikely. At present, the terms of the derivatives are up to twenty-four months. The contracts are exclusively used to hedge contracts already concluded, or where conclusion is expected.

The nominal amounts and market values of open currency hedging transactions, largely related to cashflow hedging, are structured as follows:

	Nominal amount Dec. 31, 2004	Nominal amount Dec. 31, 2003	**Market vlaue Dec. 31, 2004**	Market value Dec. 31, 2003
	€ million	€ million	**€ million**	€ million
Total forward exchange transactions	**724.6**	514.8	**-59.6**	-22.8

The nominal amount corresponds to the amounts of the respective hedging transactions as agreed upon between the parties involved. The market value is the amount to which the financial instrument would be traded between interested parties on the balance sheet date. As a general rule, the market values are determined on the basis of market values communicated by the banks involved. The market value is reported under Other Financial Assets or Other Liabilities in accordance with IAS 39, and offset against equity with neutral effects on profits in as much as the hedging transaction relates to future transactions.

Management does not expect any adverse influences on the Group's financial position from the use of derivative financial instruments.

27. Segment Reporting

In primary segment reporting, as a first step, sales and gross profit are shown according to the geographical region where the sales are realized (according to customers' head offices); in a second presentation, sales are allocated to the region where the head office of the respective group company is located. Intercompany sales are eliminated under Central Units / Consolidation. The allocation of the remaining segment information is also determined on the basis of the respective group company's head office. The sum totals equal the amounts on the income statement or on the balance sheet, respectively.

The operating result for the respective region was adjusted concerning intra-group settlements such as royalty and commission payments. Worldwide royalty income, largely realized by PUMA AG, the cost of international marketing, product development and other international costs are included under Central Units / Consolidation. Regional allocation with respect to the sales business would not be reasonable.

Gross assets include assets used to generate the operating result of the respective segment. Non-operating assets including tax deferrals and group assets which cannot be allocated are disclosed in the Central Units / Consolidation column.

Liabilities include the respective outside capital from the viewpoint of the companies allocated. Intercompany assets and liabilities are eliminated in the Central Units / Consolidation column.

Investments and depreciation/amortisation relate to additions to and depreciation/amortisation of property, plant and equipment and of intangible assets during the current financial year.

Based on the internal reporting structure, secondary segment data is allocated to the Footwear, Apparel and Accessories product categories. The operating results and most of the asset and liability items cannot be allocated in a reasonable manner.

Segment reporting

Regions	Sales (total)		Internal sales		External sales with thrid parties		Gross profit		Sales by head office location	
	by head office location of customers									
	2004 € million	2003 € million	**2004 € million**	2003 € million	**2004 € million**	2003 € million	**2004 € million**	2003 € million	**2004 € million**	2003 € million
Europe	**1,069.9**	900.4	**-67.7**	-48.1	**1,002.2**	852.3	**542.4**	437.4	**1,102.0**	925.7
Asia/Pacific Rim	**192.8**	149.0	**-11.8**	-11.5	**181.0**	137.5	**87.0**	61.0	**193.0**	149.6
America	**302.6**	255.0	**-0.0**	-0.0	**302.6**	255.0	**149.2**	113.7	**300.2**	252.3
Africa/Middle East	**44.5**	29.2	**0.0**	0.0	**44.5**	29.2	**15.3**	8.0	**14.6**	6.2
Central Units/Consolidation									**-79.5**	-59.6
	1,609.8	1,333.7	**-79.5**	-59.6	**1,530.3**	1,274.0	**794.0**	620.0	**1,530.3**	1,274.0

Regions	Profit from operations		Gross assets (balance sheet total)		Liabilities		Investments		Depreciation	
	by head office location of customers									
	2004 € million	2003 € million	**2004 € million**	2003 € million	**2004 € million**	2003 € million	**2004 € million**	2003 € million	**2004 € million**	2003 € million
Europe	**287.3**	215.0	**621.0**	544.4	**310.6**	306.6	**28.8**	19.2	**12.1**	14.8
Asia/Pacific Rim	**39.6**	24.3	**100.9**	53.3	**67.3**	68.3	**2.9**	17.0	**2.5**	1.8
America	**60.0**	42.3	**91.5**	82.6	**65.0**	59.8	**10.6**	6.9	**4.6**	3.4
Africa/Middle East	**3.8**	0.9	**5.9**	4.4	**5.8**	4.2	**0.4**	0.2	**0.1**	0.1
Central Units/Consolidation	**-25.7**	-19.3	**110.5**	15.5	**-57.3**	-122.6	**0.0**	0.0	**-0.0**	0.0
	365.0	263.2	**929.9**	700.1	**391.4**	316.3	**42.6**	43.4	**19.3**	20.1

Breakdown of Sales and Gross Results by Product Categories

	External sales with third parties		Gross profit in %	
	2004 € million	2003 € million	**2004**	2003
Footwear	**1,011.4**	859.3	**53.1%**	49.5%
Apparel	**416.0**	337.0	**49.7%**	47.1%
Accessories	**102.9**	77.7	**49.0%**	46.6%
	1,530.3	1,274.0	**51.9%**	48.7%

28. Notes to the Cashflow Statement

The cashflow statement has been prepared in accordance with IAS 7 (revised); it is subdivided into cashflows from operating, investing and financing activities. The indirect method is used to determine the cashflow from operating activities. The gross cashflow, derived from earnings before taxes on income and adjusted for non-cash income and expense items, is determined within the cashflow from operating activities.

In financial year 2004, the gross cashflow increased perceptibly from € 280.6 million to € 385.6 million due to a significant improvement in profit. The cash from operating activities, including the change in short term balance sheet items, amounts to € 285.7 million (previous year: € 165.0 million). Payments for income taxes in the financial year totaled € 99.0 million (previous year. € 89.3 million), of which the amount of € 22.4 million concerns subsequent payments for previous years.

Cash used for investing activities totalling € 29.2 million was fully financed by the cash provided by operating activities. The remaining free cashflow amounts to € 256.6 million (previous year: € 107.4 million or € 137.7 million before acquisitions).

Within financing activities, the total amount of € 79.2 million (previous year: € 20.9 million) was spent on the buyback of own shares during the financial year. The dividend resolved for financial year 2003 to the amount € 11.2 million (previous year: € 8.7 million) was paid. The total amount of € 23.2 million (previous year: € 9.5 million) was obtained from the conversion of stock options issued to management.

Taking the cash used for financing activities totalling € 70.8 million (previous year: € 23.4 million) and the currency-related change in cash and cash equivalents into account, there is a marked increase in liquid funds of € 178.8 million (previous year: € 77.0 million). The company's liquid funds thus total € 369.3 million (previous year: € 190.6 million) as of the balance sheet date.

29. Contingencies

	Dec. 31, 2004	Dec. 31, 2003
	€ million	€ million
Liabilities on bills discounted	1.3	1.5
Guarantees and warranties	-	-

30. Other Financial Obligations

The Company's other financial obligations relate to license, promotion and advertising contracts. In addition, the company leases and rents offices, warehouses, facilities, a car park and also sales premises for its own retail business. The residual term of the lease contract for the logistics centre in Germany (operative leasing) is 6 years. The term of rental contracts concerning the retail business is between 5 and 15 years. The terms of all other rental and lease contracts are between 1 and 5 years.

As of the balance sheet date, the Company's financial obligations were as follows:

	Dec. 31, 2004	Dec. 31, 2003
	€ million	€ million
From license, promotion and advertising contracts:		
2005 (2004)	33.4	31.6
2006 - 2009 (2005 - 2008)	53.4	62.0
From rental and lease contracts:		
2005 (2004)	29.5	22.3
2006 - 2009 (2005 - 2008)	90.8	63.2
as from 2010 (as from 2009)	48.4	31.1

31. Disclosures Concerning the Supervisory Board and the Board of Management

In accordance with a resolution of the Shareholders' Meeting held on April 20, 2004, the Supervisory Board was reduced from 9 to 6 members. The fixed remuneration for Supervisory Board members amounts to T-€ 50 for the Chairman and T-€ 25 for each other Supervisory Board member. The Supervisory Board members who have left the company in financial year 2004 were remunerated on a pro rata temporis basis. Overall remuneration in the past financial year totaled T-€ 194 (previous year: T-€ 250). No variable remuneration exists. As of the balance sheet date, the Supervisory Board members held a total of 2,100 shares (previous year: 1,000 shares) or 0.0126% (previous year: 0.0062%) of the total shares as of the balance sheet date. There are no share-based remuneration systems for members of the Supervisory Board.

Remuneration for the Board of Management includes, in addition to a fixed and variable component, a variable remuneration in the form of options in accordance with the with long-term incentive plan (see paragraph 20 of these notes). In the financial year, fixed remuneration amounted to € 3.9 million (previous year: € 2.6 million), and variable remuneration amounted to € 4.7 million (previous year: € 3.5 million). Share-based remuneration in the financial year amounted to € 2 million. The criteria applied to determine the adequacy of remuneration are, in addition to the functions and performance of the Board member concerned, the financial situation, the performance and future prospects of the company, taking peer companies into account.

Pension commitments vis à vis former Board members amounted to € 2.7 million (previous year: € 2.6 million); they are recorded as a liability within pension provisions. As in the previous year, retirement benefits amounting to € 0.1 million were paid to a former Board member.

32. German Corporate Governance Code

The German Corporate Governance Code (DCGK) sets the significant legal regulations recommendations for the guidance and monitoring of German companies listed on the stock exchange and includes standards governing responsible corporate management.

The Board and the Supervisory Board have made the required declaration concerning the recommendations issued by the Government Commission in the German Corporate Governance Code pursuant to Section 161 AktG, and made it permanently available to the shareholders on the Company's homepage (www.puma.com).

33. Events after the Balance Sheet Date

In January 2005, PUMA AG acquired the majority of the former distributor for Greece. The company will be consolidated with effect as from January 1, 2005 and integrated immediately into the PUMA organisation. The acquisition does not impact on the net assets, financial position and results of operations.

Herzogenaurach, January 24, 2005

The Board of Management

Zeitz Gänsler Heyd

Auditor's Report

We have audited the consolidated financial statements of PUMA Aktiengesellschaft Rudolf Dassler Sport, Herzogenaurach, consisting of a consolidated balance sheet, consolidated income statement, cash flow statement and notes to the consolidated financial statements for the financial year from January 1 to December 31, 2004. The preparation and content of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS issued by the IASB) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion as to whether, based on our audit, the consolidated financial statements are in compliance with IFRS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) and international standards on auditing (ISA). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cashflows of the Group in the financial year in compliance with IFRS. Our audit, which also extends to the group management report prepared by Board of Management for the financial year from January 1 to December 31, 2004 has not led to any reservations. In our opinion, on the whole the group management report, together with the other information of the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, January 24, 2005

PRICEWATERHOUSECOOPERS
GmbH
Wirtschaftsprüfungsgesellschaft

Detlev Cuntz	Dr. Ulrich V. Störk
German Public Accountant	German Public Accountant

Report of the Supervisory Board

Dear Shareholders,

Once again, 2004 was a year with almost optimal conditions for efficient and target-oriented work. The Supervisory Board convened four times in 2004, meeting on February 27, April 20/26, September 21, and November 16, 2004. In addition to these meetings, the PUMA AG Board of Management communicated with us orally and in writing; we were directly integrated in and informed about all important matters and decisions within the PUMA Group on a timely and ongoing basis. *In the past year we have dealt intensively with the business* development, the financial situation and our strategic orientation.

Focus of Discussions

During the financial year, the Supervisory Board assumed the tasks imposed on it by law and the statutes; the Supervisory Board supported and advised management and monitored its activities.

Significant issues discussed at the Supervisory Board meetings were the following in particular:

- Audit and Approval of the 2003 Annual Financial Statements
- Current Business Development
- Corporate Planning for the Year 2005 and Further Strategic Development
- Stock Option Program
- Corporate Governance Code
- Annual General Meeting
- Personnel policy
- Share Buyback
- Dividend
- Current Issues of Business Policy

Personnel Committee

The Personnel Committee met on two occasions in the past financial year; the committee dealt intensively with various personnel-related matters concerning the Board of Management in order to ensure the Board's continuity over the coming years. The members of the Personnel Committee are: Mr. Werner Hofer (Chairman), Mr. David Matalon, Mr. Thore Ohlsson and Ms. Katharina Wojaczek.

Audit Committee

The Audit Committee received the PUMA Group's financial data on a monthly basis and was thus in a position to track the development and orders position directly. Moreover, the Audit Committee was concerned with accounting and performance-related issues and discussed these with Management. At the meeting on February 26, 2004, the audit report for financial year 2003 was discussed in depth with the auditor. After the *Supervisory Board had placed the audit engagement for* financial year 2004, the Audit Committee discussed the audit engagement and focal points of the audit with the auditors during a telephone conference on December 9, 2004. The members of the Audit Committee are: Mr. Ohlsson (Chairman), Mr. Hofer and Mr. Hildel.

Corporate Governance

We welcome the German Corporate Governance Code (DCGK) which describes significant legal provisions and recommendations governing the management and monitoring of listed companies; it also includes standards for responsible corporate management. Almost all of these standards have been part of PUMA AG's daily corporate life for a long time. However, as expressly provided for in the DCGK, we reserve our right not to observe individual recommendations should there be good reasons for not doing so. These reasons are explained in each case within the scope of the annual Compliance Declaration. The Compliance Declaration is made available to our shareholders on a permanent basis on the company's homepage.

Annual Financial Statements Approved

PUMA AG's annual accounts as prepared by the Board of Management, the consolidated financial statements, the management report and the group management report, including the underlying accounting system, have been audited and provided with an unqualified auditors' opinion by the auditors of PricewaterhouseCoopers, Wirtschaftsprüfungsgesellschaft GmbH, Frankfurt am Main; the auditors were appointed by the General Meeting on April 20, 2004 and commissioned by the Supervisory Board to audit the annual financial statements and the consolidated financial statements.

In their report, the auditors arrive at the conclusion that PUMA's institutionalized risk management system pursuant to Section 91, (2) Stock Corporation Act, is suitable for the early recognition of any developments that may endanger the company as a going concern and for taking counteraction against same. To this end, the Board of Management has informed the Supervisory Board at regular intervals about the assessment of market and sourcing risks, financial risks, including currency risks, and also about risks that may arise in the organizational area.

The financial statements documentation and the auditor's audit reports as well as the proposal concerning the appropriation of retained earnings were available to all members of the Supervisory Board in good time. The auditor reported about significant audit results and discussed these in detail with the members of the Board of Management and the Supervisory Board at the meeting of the Audit Committee on February 6, 2005, and at today's Supervisory Board meeting. No inconsistencies occurred.

After thorough examination, we approve the annual financial statements prepared by the Board of Management and agree with the auditors' results. No objections are raised. The Supervisory Board thus approves the annual financial statements as prepared by the Board of Management; the annual financial statements are hereby established. Furthermore, the Supervisory Board agrees with the Board of Management's proposal that the dividend be raised from € 0.70 to € 1.00 per share. A total of € 16.1 million from the balance sheet profit will be used to this end. The remaining balance sheet profit shall be carried forward to the new accounting period.

Changes in the Supervisory Board

Mr. James Douglas Packer, Bellevue Hill, Australia, and Mr. Peter Chernin, Los Angeles, USA, have, at their own wish and with effect from March 18, 2004 and March 22, 2004, respectively, resigned from office and left the Supervisory Board. Ms. Seiler, Employee Representative, has also resigned from the Supervisory Board with effect from April 20, 2004. We wish to take this opportunity to express our gratitude and to acknowledge their performance, competence and critical support of our successful corporate development.

Thanks to the Board of Management and Staff

The Supervisory Board wishes to express its great appreciation and thanks to the Board of Management, to the management of the Group companies, the staff's chosen representatives, and all employees for their sustained successful performance and the work involved in achieving it.

Herzogenaurach, February 7, 2005

On behalf of the Supervisory Board

Werner Hofer
Chairman

The Board of Management

Jochen Zeitz (Chairman)
Nuremberg, Germany

Chief Executive PUMA AG
(Marketing, Sales, Finance, Administration, Human Resources)

Martin Gänsler (Deputy Chairman)
Gersthofen, Germany

Chief Product Officer
(Research, Development, Design and Sourcing, Environmental and Social Affairs)

Ulrich Heyd
Nuremberg, Germany

Chief Legal Officer
(Legal Affairs and Industrial Property Rights)

Group Executive Committee

Beside the Board of Management, the „Global Functional Directors" comprise the „Group Executive Committee":

Antonio Bertone (Brand Management)

Peter Mahrer (International Sales)

Dieter Bock (Finance)

Klaus Bauer (Operations, Human Resources)

Supervisory Board

Werner Hofer (Chairman)
Hamburg, Germany
Lawyer

Member of other Supervisory Boards or similar boards:
- H & M Hennes & Mauritz AB, Stockholm/Sweden
- Electrolux Deutschland GmbH (Chairman), Siegen/Germany
- AEG Hausgeräte GmbH (Chairman), Nuernberg/Germany
- D + H Mechatronic AG (Chairman), Hamburg/Germany
- ISPAT Europe S.A., Luxemburg/Luxemburg
  - ISPAT Germany GmbH, Duisburg/Germany
  - ISPAT Hamburger Stahlwerke GmbH, Hamburg/Germany
  - ISPAT Stahlwerk Ruhrort GmbH, Duisburg/Germany

Thore Ohlsson (Deputy Chairman)
Falsterbo, Sweden
President of Elimexo AB, Falsterbo/Sweden

Member of other Supervisory Boards or similar boards:
- Boss Media AB, Växjö/Sweden
- Bastec AB (Chairman), Malmö/Sweden
- Elite Hotels AB, Stockholm/Sweden
- Tretorn AB, Helsingborg/Sweden
- T. Frick AB (Chairman), Vellinge/Sweden
- Trianon AB, Malmö/Sweden
- Inpac AB, Lund/Sweden

Arnon Milchan
Herzelia, Israel
Producer

Member of other Supervisory Boards or similar boards:
- Monarchy Enterprises Holdings B.V., LLC, Rotterdam/The Netherlands
- The Silver Lining Foundation, Aspen, Colorado/U.S.A..

David Matalon
Beverly Hills, U.S.A.
President and CEO of New Regency Productions, Inc., Los Angeles/U.S.A.

Member of other Supervisory Boards or similar boards:
- Monarchy Enterprises Holdings B.V., LLC, Rotterdam/The Netherlands
- Regency Entertainment USA Corp., Los Angeles/U.S.A.
- IVP Ltd., Kfar-Saba, Israel

Katharina Wojaczek (Employees' Representative)
Aurachtal-Falkendorf, Germany
Wörks council chairperson

Erwin Hildel (Employees' Representative)
Herzogenaurach, Germany
Senior Group Head of Customer Service

James Douglas Packer (until March 18, 2004)
Bellevue Hill, Australia
Chairman of Publishing and Broadcasting Limited, Sydney/Australia

Member of other Supervisory Boards or similar boards:
- Hoyts Cinemas Limited, Sydney/Australia
- Foxtel Management Pty Limited, Sydney/Australia
- Consolidated Press Holdings Limited, Sydney/Australia
- Challenger Financial Services Group, Sydney/Australia

Peter Chernin (until March 20, 2004)
Los Angeles, U.S.A.
President and Managing Director of The News Corporation Ltd., New York/USA / Sydney/Australia

Member of other Supervisory Boards or similar boards:
- The News Corporation Limited, Sydney, N.S.W./Australia
- Monarchy Enterprises Holdings B.V., Rotterdam/Netherlands
- Fox Entertainment Group, Inc., New York/U.S.A.
- Gemstar-TV Guide International, Inc., Los Angeles/U.S.A.
- Hughes Electronic Corporation, New York/U.S.A

Melanie Seiler (Employees' Representative) (until April 20, 2004)
Lonnerstadt, Germany
Assistant Manager Inbound


PUMA
puma.com